IPSEN
Innovation for patient care

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953



10015319

2nd March 2010

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,



p/o Claire Giraut
Executive Vice President,
Chief Financial Officer



IPSEN PHARMA
65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
www.ipsen.com

S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185

IPSEN
Innovation for patient care

Press Release

Ipsen's 2009 results and objectives

- **2009 financial objectives met, demonstrating resilience in a tough macroeconomic environment**
- **Total Drug sales and Specialty Care sales up 7.6% and 13.9% at constant currency respectively**
- **2009 Diluted EPS of €1.86, up 6,9% year-on-year**
- **Strong cash generation: €257 million generated by operating activities in 2009**
- **Dividend of €0.75 per share proposed, up 7.1%**
- **Confirmation of Ipsen's profile as a global biotechnology specialty care company**

Paris (France), 1 march 2010 – The Board of Directors of Ipsen (Euronext: IPN), chaired by Jean-Luc Bélingard, met on 26 February 2010 to review the Group's results for 2009, published today.

Comparison between the Group's 2009 performance and its financial objectives

(margins as a % of Group sales)	***Financial objectives***	***2009 actuals***
Drug sales growth at constant currency	**7.0 to 9.0%**	**7.6%**
Other revenues	approximately €80 million	€79.6 million
Adjusted operating margin[1]	**17.0 to 17.5%**	**17.8%**

Commenting on performance in 2009, Jean-Luc Bélingard, **Chairman and Chief Executive Officer of Ipsen** said: *"We believe the results published today confirm our profile as a profitable, global biotechnology specialty care company."* Jean-Luc Bélingard added: *"In 2009, we have delivered on our objectives. On the regulatory front, we have obtained four approvals: Azzalure® in Europe, Dysport® in two indications in the US and Decapeptyl® 6-month formulation in Europe. On the business development front, we have signed a rich partnership with Menarini for Adenuric® and in-licensed Exforge® for its co-promotion in France from Novartis. On the commercial front, we have launched Dysport® and continued to support the penetration of Somatuline®, Increlex® and Apokyn® in the US. Last but not least, on a clinical perspective, 2009 has been exceptionally rich, with 4 programs moving into phase II/ III and taspoglutide confirming its potential best-in-class profile. Going forward, we will continue to progress this rich R&D pipeline while executing on our strategy, in place for many years now: developing our specialty care activities, notably by improving the efficiency of our R&D organization while optimizing the contribution of our presence in primary care."* Jean-Luc Bélingard concluded: *"We have started 2010 by adding a growth pillar to Ipsen through our innovative partnership with Inspiration Biopharmaceuticals in hematology, that further paves the way for our successful transition into a leading global biotechnology specialty care company."*

[1] Before taking into account any Purchase Price Accounting impacts in connection with the Group's acquisitions in North America

IPSEN
Innovation for patient care

Summary of audited consolidated results for the full years 2009 and 2008

(in million euros)	*2009*	*2008*	*% change 2009/2008*
Drug sales	**1,002.6**	**936.2**	*+7.1%* ***+7.6%*** *(at constant currency)*
Sales	**1,032.8**	**971.0**	*+6.4%* ***+6.8%*** *(at constant currency)*
Other revenues	**79.6**	**67.1**	***+18.6%***
Total revenues	**1,112.4**	**1,038.1**	***+7.2%***
Operating profit	**172.5**	**179.2**	***(3.7)%***
Operating margin (in % of sales)	*16.7*	*18.5*	-
Adjusted operating profit[1]	**183.6**	**181.4**	***+1.2%***
Adjusted operating margin (in % of sales)[1]	*17.8*	*18.7*	-
Consolidated net profit (attributable to the Group)	**156.6**	**146.6**	***+6.8%***
Earnings per share – fully diluted (€)	**1.86**	**1.74**	**+6.9%**
Average number of shares:			
Non diluted	*84,303,607*	*83,925,348*	*+0.5%*
Fully diluted	*84,329,880*	*84,015,122*	*+0.4%*

1 Before taking into account any Purchase Price Accounting impacts in connection with the Group's acquisitions in North America

Review of full year 2009 results

Group drug sales excluding foreign exchange impacts grew 7.6% year-on-year. – in line with the objective set a year ago to grow its sales by 7.0 to 9.0% year-on-year, fuelled notably by the performance of its North American platform. On June 5, 2008, the Group announced the creation of its fully fledged presence in North America, through the acquisitions of Tercica Inc. and the US operations of Vernalis Ltd, thereby significantly enhancing its international footprint and global specialty care drugs portfolio. Today, the Group markets 4 specialty care products in the US, and 3 of its flagship brands - Somatuline®, Increlex® and Dysport® - have become global. A year after taking full control of its US operations, Ipsen's fully integrated North American commercial platform generated Increlex®, Somatuline®, and Apokyn® sales of $48.5 million, up more than 60% year-on-year on a comparable basis.

Consolidated Group sales reached €1,032.8 million for the full year 2009, up 6.8% year-on-year excluding foreign exchange impact.

Other revenues reached €79.6 million, up 18,6% year-on-year, benefiting from a non recurring income of €39.3 million following the settlement of a dispute with Bayer on a royalty stream which ended in 2009.

Total revenues reached €1,112.4 million, up 7.2% year-on-year.

On the **commercial** front – directly or with its partners, the Group has rigorously executed its strategy, with the launches of its botulinum toxin type A in therapeutic use in the US and aesthetic use in Europe and the US, and prepared for the launches of Decapeptyl® 6-month formulation and Adenuric® in Europe.



R&D expenses amounted to €197.3 million in 2009, representing 19.1% of sales, marked by the preparation of batches required to start OBI-1's phase III, the integration of the industrial development functions of Tercica Inc. and costs related to the transfer of the production function of Increlex®, compared to €182.8 million in 2008, representing 18.8% of sales. Following the acquisitions made in 2008, Ipsen has significantly expanded its clinical development capabilities in the US, and is now developing key projects such as its BIM-23A760 and its GH + IGF-1 combination therapy on a worldwide basis. Furthermore, the Group has continued to progress its rich R&D pipeline while putting in place life cycle management initiatives to further feed its US franchise, notably with the phase III clinical trials in non-functioning and functioning NET for Somatuline® and adult and pediatric upper and lower limb spasticity for Dysport®.

The Group's **reported operating profit** in 2009 amounted to €172.5 million, representing 16.7% of sales, compared to €179.2 million or 18.5% of sales a year earlier. Excluding the purchase price accounting impacts related to its acquisitions in North America, the Group's **adjusted operating income** amounted to €183.6 million in 2009, representing 17.8% of sales, slightly above the objective of 17.0 to 17.5% set a year ago, compared with €181.4 million or 18.7% of sales in 2008.

The **effective tax rate** amounted to 6.3% of net profit from continuing activities before tax excluding the share of loss from associates compared to an effective tax rate of 17.4% a year earlier. Adjusting for non-recurring items recorded in 2009, the effective recurring tax rate for the Group amounted to 12.9%, compared with 18.9% in 2008.

The Group no longer records **share of profit / loss in associates** following its buyout of Tercica in October 2008, now fully consolidated in the Group's accounts. This item represented an expense of €10.8 million in 2008, which corresponded to the first nine months of results for the company, the last quarter being fully consolidated in the Group's accounts.

Consolidated net profit for 2009 amounted to €157.2 million (share attributable to shareholders of Ipsen S.A.: €156.6 million), up 6.9% compared to €147.1 million in 2008 (share attributable to shareholders of Ipsen S.A: €146.6 million). Ipsen's **Fully Diluted Earnings per share** (attributable to shareholders of Ipsen S.A.) amounted to €1.86, up 6.9% year-on-year.

Net cash generated by operating activities grew sharply to €257.6 million compared with €203.7 million a year earlier. At 31 December 2009, the Group's **net cash position** stood at €185.6 million, compared with €66.2 million as at December 31, 2008, therefore regaining its 2008 pre-North-American acquisition levels.

Total milestones received in cash by the Group but not yet recognized as revenues in its consolidated income statement amounted to €230.3 million at December 31, 2009, compared with €165.7 million a year earlier, mainly due to the recording of deferred revenues associated with the partnerships with Medicis (US$75.0 million), Galderma (€20.0 million) and Menarini (€20.0 million).

Dividend for the 2009 financial year proposed for the approval of Ipsen's shareholders

Ipsen's Board of Directors, confident in the Group's future prospects and cash flow generation perspectives, has decided to propose payment of a dividend of €0.75 per share, up 7.1% year-on-year and representing a pay-out ratio of 40%, at Ipsen's annual shareholders' meeting to be held on may 28, 2010.

IPSEN
Innovation for patient care

Elements of context for the coming years

For a number of years, Ipsen has continued to transition into a leading global biotechnology specialty care company, fuelled by its double-digit growing Specialty Care franchise. In the years to come, this trend will continue, notably driven by the expansion of its US platform, posting significant double-digit growth, the launch of Decapeptyl®'s 6-month formulation in Europe and the strong growth of its international markets.

In the framework of its **strategy to develop Specialty Care**, the Group has engaged into several partnerships, notably in the botulinum toxin space. These partnerships allow the Group to benefit from significant fast growing markets. Nevertheless, in the short term, the transition of its activities in aesthetics to its partners could negatively affect the Group's reported sales growth.

Moreover, in the context of its strategy to **optimize its Primary care presence**, the Group now benefits from a fast growing international franchise, which should account for 50% of total primary Care sales in 2010, compared with 45% in 2009.

In the longer term, notably through its partnership with Inspiration Biopharmaceuticals, closed on January 22, 2010, the progresses of Oristusane (BN-83495), BIM-23A760 in phase II, GH + IGF-I combination therapy in phase III and of the preparation of the filing of taspoglutide, Ipsen will continue to manage dynamically its successful transition into a global biotechnology specialty care company.

Financial objectives for 2010 and beyond

On the basis of currently available information, the Group has set for itself the following objectives for 2010:

- **Specialty Care Drug Sales** growth close to 10%[2], and **Primary Care Drug Sales** decrease of (5) to (7)% year-on-year, leading to Group Drug Sales growth between 3.0 and 5.0% year-on-year.
- **Other Revenues** close to €50 million, depending on the commercial performances of the Group's partners.
- A recurring **Adjusted Operating Income**[3] growing around 15% year-on-year, compared with a 2009 recurring Adjusted Operating Income of €144.4 million in 2009[4].
- Overall, the Group expects its 2010 **Adjusted EPS**[5] to remain roughly stable compared with a 2009 Recurring Adjusted EPS[6] of €1.60, notably in the context of an R&D to sales ratio maintained between 19.0 to 21.0% - and of the integration of Inspiration Biopharmaceuticals' share of loss in the Group's accounts.

In the coming years, the Group's sales and operating margin performance in North America should continue to increase, however given the evolution of the macroeconomic environment as well as of the Primary Care competitive landscape, the Group today cannot confirm its 2011 and 2012 perspectives, as announced in July 2008[7], or at least their timeframe.

The above objectives are set excluding any foreign exchange impacts.

---

[2] Excluding the transition impacts of the implementation of Group's partnerships in the aesthetic field, Specialty Care sales growth should remain in the double digit range in 2010.
[3] Defined as reported operating income before any impacts related to purchase price accounting in connection with the Group's acquisitions and before any potential non-recurring items.
[4] Following the settlement with Bayer on the Kogenate® licence, the Group recorded non-recurring revenues of €39.2 million.
[5] Reported Diluted Earnings Per Share excluding (i) any non recurring impacts and (ii) the net impacts of the purchase price accounting related to the Group's acquisitions
[6] Reported Diluted Earnings Per Share excluding (i) the non recurring positive net impact of the Kogenate® settlement and (ii) the net impacts of the purchase price accounting related to the Group's acquisitions in North America.
[7] The Group stated in July 2008 that it aimed to reach sales of $300 million in North America in 2012, while returning to its pre-acquisition (2007) operating margin level in 2011.



Press conference, webcast and conference call (in French) for journalists

Ipsen will hold a meeting at 9:30 a.m. (Paris time, GMT+1) on Monday 1 March 2010 at its headquarters in Boulogne-Billancourt (France). A web conference (audio webcast) and conference call will take place simultaneously. The former will be available at www.ipsen.com. The webcast will be archived on the Ipsen website for 3 months following the live call. Conference call participants should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone number to join the conference call is +33 (0) 1 70 99 42 82. No access code is necessary.

Meeting, webcast and conference call (in English) for the financial community

Ipsen will hold a meeting at 2.00 p.m. (Paris time, CET) on Monday 1 March 2010 at its head office in Boulogne Billancourt (France). A web conference (audio & video webcast) and conference call will take place simultaneously. The former will be available at www.ipsen.com. The webcast will be archived on the Ipsen website for 3 months following the live call. Conference call participants should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone numbers to join the conference call are, from France and Europe: +33 (0) 1 70 99 42 75 and from the United States: +1 212 444 04 81. No access code is necessary. A replay will be available soon after the live call. The telephone numbers to access the replay are, from France and Europe: +33 (0) 1 74 20 28 00 and from the United States: +1 347 366 95 65. The access code is 4043780#. The replay will be available for one week following the live call.


IPSEN
Innovation for patient care

About Ipsen

Ipsen is a global biotechnology specialty care company with total sales in excess of 1 billion euros in 2009, and total worldwide staff of more than 4,400. Its strategy is based on fast growing specialty care drugs in oncology, endocrinology, neurology and hematology, and primary care drugs, significantly contributing to research financing. This strategy is also supported by an active policy of partnerships. Ipsen's specific Research & Development (R&D) centers and peptide & protein engineering platform give the Group a competitive edge. More than 800 people are dedicated to the discovery and development of innovative drugs for patient care. In 2009, R&D spend reached close to €200 million, representing more than 19% of total Group sales. Ipsen's shares are traded on *Segment A* of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements, objectives, perspectives and targets contained herein are based on the Group's management strategy, current views, and assumptions regarded as reasonable by the Group. These forward-looking statements depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Such statements involve known and unknown risks and uncertainties that the Group may not be able to control or mitigate and that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the perspectives, objectives or targets described in this document were prepared without taking into account external growth assumptions which may alter these parameters. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favorable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Media

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community

David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

APPENDICES

RISK FACTORS

The Group carries out business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to the Group's 2008 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible lowering of the reimbursement rate of certain of its products or to their possible withdrawal from the list of reimbursable products by public or private payers in the countries where it does business.
- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business. The Group cannot be certain that its partners will fulfil their obligations and it might be unable to obtain any benefit from those agreements. A default by any of the Group's partners could result in some of the Group's products generating lower revenues than expected. Such situations could have a negative impact on the business of the Group, its financial situation or its results.
- Actual results may depart significantly from the objectives set by the management given that a new product can appear to be promising at a development stage or after clinical trials but never be launched on the market or be launched on the market but fail to sell notably for regulatory or competitive reasons.
- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.
- The Group must deal with or may have to deal with competition (i) from generic products in particular for some of the Group's products that do not benefit from any patent protection, such as Forlax® or Smecta® for example (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. To try to avoid such situations or reduce their impact, the Group could, where possible, bring legal actions against the counterfeiters in order to protect its rights. However, such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability.
- Third parties might claim the benefit of intellectual property rights in respect to the Group's inventions. The Group collaborates with various third parties (including universities and other public or private entities), and exchanges in this context information and data in various forms relating to the research, development, manufacture and marketing of its products with these third parties. Despite the precautions taken by the Group with regard to these third parties, in particular of a contractual nature, they (or certain of their members or affiliates) could claim ownership of intellectual property rights arising from the work carried out by their employees or any other intellectual property right relating to the Group's products or to compounds in developments.

MAJOR DEVELOPMENTS

During the fourth quarter 2009, major developments included:

- On December 17, 2009 - Ipsen announced that its partner Roche had disclosed headline results of the fourth and fifth of eight T-emerge phase III studies in patients with diabetes for taspoglutide, the first once weekly glucagon-like peptide-1 (GLP-1) analogue based on a human sequence. Taspoglutide originating from Ipsen's research is developed by Roche. T-emerge 5 (subcutaneous weekly taspoglutide versus daily insulin glargine as add-on to metformin in patients failing on metformin and sulfonylurea) and T-emerge 7 (subcutaneous weekly taspoglutide versus placebo as add-on to metformin in patients with high BMI) both met their respective primary endpoints of change in HbA1c.
- On December 14, 2009 - Ipsen announced the preliminary results of a phase I trial in metastatic breast cancer with BN83495, Ipsen's lead and first-in-class orally available irreversible steroid sulfatase (STS) inhibitor. In the course of the study, the optimal biological dose was determined as 40 mg once daily oral administration for future phase II trials in this indication.
- On December 2, 2009 - Ipsen announced that its partner Roche had disclosed the results of the second and third of eight T-emerge phase III studies in patients with diabetes for taspoglutide, the first human once weekly glucagon-like peptide-1 (GLP-1) analogue originating from Ipsen's research and developed by Roche. T-emerge 1 (subcutaneous weekly taspoglutide versus placebo in treatment-naïve patients) and T-emerge 4 (subcutaneous weekly taspoglutide versus sitagliptin versus placebo) both met their respective primary endpoints of change in HbA1c.
- On November 25, 2009 - Ipsen announced the initiation of an international, multi-center, controlled, randomized Phase II clinical trial to evaluate the safety and efficacy of BN83495, its investigational first-in-class steroid sulfatase (STS) inhibitor, in advanced endometrial cancer.
- On November 13, 2009 - Ipsen announced that the French regulatory authorities (Agence Française de Sécurité Sanitaire des Produits de Santé, AFSSAPS) had granted the marketing authorization to the 6-month sustained-release formulation of Decapeptyl® (triptorelin embonate[8] 22.5 mg) for the treatment of locally advanced and metastatic prostate cancer.

After the close of the period under review, major developments included:

- On January 21, 2010 – Ipsen and Inspiration Biopharmaceuticals, Inc. (Inspiration) announced that they had entered into a partnership to create a world leading hemophilia franchise. The partnership is designed to leverage combined expertise and resources to advance a broad portfolio of recombinant proteins, which address all major hemophilia disorders in a unique way by focusing on two significant unmet needs: wider access to treatment with coagulation factors and treatment for inhibitor complications. The two lead product candidates are scheduled to begin Phase III clinical testing in 2010 including Ipsen's recombinant porcine factor VIII, OBI-1 (for the treatment of patients with acquired hemophilia and hemophilia A who have developed an inhibitory immune reaction to human forms of factor VIII), and Inspiration's recombinant factor IX product, IB1001 (for the acute and preventative treatment of bleeding in patients with hemophilia B).

  This transaction closed on January 22, 2010.
- On February 4, 2010 – The Group and Debiopharm announce the launch by Ipsen in France of Decapeptyl® LP 22.5 mg 6-month sustained-release formulation for the treatment of locally advanced or metastatic hormone-dependent prostate cancer.

[8] triptorelin pamoate is similar to triptorelin embonate

COMPARISON OF CONSOLIDATED INCOME STATEMENT FOR 2009 AND 2008

	December 31, 2009		December 31, 2008(*)		Change 2009/2008
	(in thousand euros)	(as a % of sales)	(in thousand euros)	(as a % of sales)	
Sales	**1,032,807**	**100.0 %**	**971,022**	**100.0 %**	**6.4%**
Other revenues	79,576	7.7 %	67,090	6.9 %	*18.6%*
Total revenues	**1,112,383**	**107.7 %**	**1,038,112**	**106.9 %**	**7.2%**
Cost of goods sold	(237,807)	(23.0) %	(220,113)	(22.7) %	*8.0%*
Research and development expenses	(197,293)	(19.1)%	(182,843)	(18.8)%	*7.9%*
Selling, general and administrative expenses	(484,605)	(46.9) %	(440,781)	(45.4) %	*9.9%*
Other operating income and expenses	(9,683)	(0.9) %	(8,257)	(0.9) %	*17.3%*
Amortization of intangible assets (*)	(10,525)	(1.0) %	(4,321)	(0.4) %	*143.6%*
Restructuring costs	–	–	(2,620)	(0.3)%	na
Impairment losses	–	–	–	–	na
Operating profit	**172,470**	**16.7 %**	**179,177**	**18.5 %**	**(3.7)%**
Restated operating profit(1)	***183,578***	***17.8 %***	***181,409***	***18.7 %***	***1.2%***
- Income from cash and cash equivalents	2,703	0.3 %	21,425	2.2 %	na
- Interest expense on gross debt	(4,399)	(0.4) %	(4,348)	(0.4) %	na
- Interest expense on net debt	**(1,696)**	**-0.2 %**	**17,077**	**1.8 %**	**(109.9)%**
Other interest income and expense	(3,468)	(0.3) %	(5,335)	(0.5) %	na
Income tax	(10,593)	(1.0) %	(32,832)	(3.4) %	(67.7)%
Share of loss from associated companies		–	(10,847)	(1.1) %	na
Net profit / loss from continuing operations	**156,713**	**15.2 %**	**147,240**	**15.2 %**	**6.4%**
Net profit / loss from discontinued operations	453	0.0 %	(172)	0.0 %	na
Consolidated profit	**157,166**	**15.2 %**	**147,068**	**15.1 %**	***6.9%***
- Equity holders of Ipsen S.A.	156,584	–	146,563	–	na
- Minority interests	582	–	505	–	na

(*)The information presented above as of December 31, 2008 has been restated to account for the purchase price accounting impacts related to the Group's acquisitions in North America.
(1)Restated operating profit corresponds to profit restated to account for the purchase price accounting impact related to the Group's transaction in North America (See commentary on operating profit).

- ### Group sales

Consolidated Group sales reached €1,032.8 million in 2009, up 6.4% year-on-year or up 6.8% excluding foreign exchange impact.

▪ Other revenues

Other revenues amounted to €79.6 million in 2009, up 18.6% compared with €67.1 million in 2008.

Other revenues break down as follows:

(in thousand euros)	December 31, 2009	December 31, 2008(*)	Change 2009/2008	
			in amount	%
Breakdown by type of revenue				
- Royalties received	41,216	20,168	21,048	104.4 %
- Milestone payments - licensing agreements	27,906	38,911	(11,005)	(28.3)%
- Other (co-promotion revenues, re-billings)	10,454	8,011	2,443	30.5 %
Total	**79,576,**	**67,090**	**12,486**	**18.6 %**

(*) The information presented above as of December 31, 2008 has been restated to account for the purchase price accounting impacts related to the Group's acquisitions in North America.

- **Royalties received** amounted to €41.2 million, an increase of €21.0 million over the prior year, of which €39.2 million was received following the settlement of litigation against Bayer for the Kogenate® license for the period from May 26, 2008 to June 30, 2009.

- **Milestones payment relating to licensing agreement** represent primarily recognition of payments received over the life of partnership agreements. As of the end of December 2009, these amounted to €27.9 million, primarily composed of income from the agreement with Medicis on Dysport®, and with Roche on taspoglutide (GLP-1 analogue), as in 2008. In addition, 2008 included the recognition of a non-recurring income of €18.8 million in connection with the divestment of Ginkor Fort®.

- **Other revenues** amounted to €10.5 million in 2009, up 30.5% year-on-year, primarily due to revenues received within the framework of a new co-promotion contract.

▪ Cost of goods sold

Cost of goods sold in 2009 amounted to €237.8 million representing 23.0% of sales or 22.8% after excluding charges related to the write-down of inventory to their fair value within the framework of the purchase price accounting impacts related to the Group's acquisitions in North America. The cost of goods ratio remained stable when compared with 22.7% in 2008, which did not include such charges.

That stability reflects improved productivity achieved by the Group as well as a favorable mix associated with the growth in specialist care products, which offset the unfavorable price trends and foreign exchange impacts in 2009. In addition, the Group recorded a provision for the write-down of inventory above that recorded in 2008 due to the risks on the expiry of part of the stock of one of its products.

▪ Research and development expenses

The table below provides a comparison of research and development expenses during 2009 and 2008.

(in thousand euros)	December 31, 2009	December 31, 2008(*)	Change 2009/2008	
			in amount	%
Breakdown by expense type				
- Drug-related research and development (1)	(166,848)	(163,083)	(3,765)	2.3 %
- Industrial development (2)	(25,904)	(15,987)	(9,917)	62.0 %
- Strategic development (3)	(4,541)	(3,773)	(768)	20.4 %
Total	**(197,293)**	**(182,843)**	**(14,450)**	**7.9 %**

(*) The information presented above as of December 31, 2008 has been restated to account for the purchase price accounting impacts related to the Group's acquisitions in North America.

(1) Drug-related research & development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development is the process through which active agents become drugs approved by regulatory authorities and is also used to improve existing drugs and to search new therapeutic indications for them. Patent-related costs are included in this type of expense.
(2) Industrial development includes chemical, biotechnical and development-process research costs to industrialise small-scale production of agents developed by the research laboratories.
(3) Strategic development includes costs incurred for research into new product licences and establishing partnership agreements.

Research and development expenses reached €197.3 million in 2009, representing 19.1% of sales, up 7.9% compared with €182.8 million in 2008, representing 18.8% of sales.

- **Drug-related research and development expenses** only increased by 2.3% year-on-year due to the transfer to industrial development of expenses associated with the production of OBI-1's active ingredient. The main R&D projects conducted over the period focused on the clinical development programs for Somatuline® in Neuro Endocrine Tumor indication (NET), its potential follow-up BIM 23A760, Dysport®, the Sulfatase inhibitor BN-83495 and the pursuit clinical trials for Tanakan®. 2009 was also marked by the integration of the Research and development of Tercica Inc. within the Group's portfolio and most notably the co-administration of the growth hormone and Increlex®.
- **In the field of industrial development**, 2009 was marked by the transfer of OBI-1's expenses, as mentioned above. The significant increase compared to the prior year is mainly due to the preparation of batches necessary for OBI-1's phase III trials as well as to the integration of the industrial development functions of Tercica Inc. and to costs related to the transfer of the production of Increlex®. Expenses for industrial development in 2008 included costs related to FDA inspections carried out in connection with the filings of Dysport® and Somatuline® Depot in the United States.

▪ Selling, general and administrative expenses

The table below provides a comparison of selling, general and administrative expenses during 2009 and 2008:

(in thousand euros)	December 31, 2009	December 31, 2008(*)	Change 2009/2008	
			in amount	%
Breakdown by expense type				
Royalties paid	(41,749)	(38,339)	(3,410)	8.9 %
Taxes and sales tax	(8,388)	(9,631)	1,243	(12.9) %
Other sales and marketing expenses	(346,007)	(306,999)	(39,008)	12.7 %
Selling expenses	**(396,144)**	**(354,969)**	**(41,175)**	**11.6 %**
General and administrative expenses	**(88,461)**	**(85,812)**	**(2,649)**	**3.1 %**
Total	**(484,605)**	**(440,781)**	**(43,824)**	**9.9 %**

(*) The information presented above as of December 31, 2008 has been restated to account for the purchase price accounting impacts related to the Group's acquisitions in North America.

Selling, general and administrative expenses amounted to €484.6 million in 2009, representing 46.9% of sales, compared with €440.8 million a year earlier, representing 45.4% of sales. This sharp increase was mainly the result of launch efforts for Increlex®, Somatuline®, Apokyn® and Dysport® in North America.

- **Selling expenses** amounted to €396.1 million or 38.4% of sales, up 11.6% year-on-year, compared with €355.0 million or 36.6% of sales a year earlier.
  - *Royalties paid to third parties* on sales of products marketed by the Group during 2009 amounted to €41.7 millions, up 8.9% year-on-year due to the continued growth of the related products.
  - *Taxes and sales tax* recorded in the 2009 period stood at €8.4 million, down 12.9% year-on-year, due to the partial reversal in 2009 of provisions built in 2008 for a regulatory tax in France.
  - *Other sales and marketing expenses* (Group marketing and sales force expenses) amounted to €346.0 million during 2009 or 33.5% of sales compared to €307.0 million or 31.6% of sales in 2008. The increase was mainly the result of expenses incurred for the launch of Increlex®, Somatuline®, Apokyn® and Dysport® in North America. *Other sales and marketing expenses* outside of the United States increased slightly by 1.6% year-on-year, reflecting the efforts to improve productivity and the selective allocation of resources applied by the Group.
- **General and administrative expenses** represented €88.5 million in 2009 or 8.6% of sales up 3.1% year-on-year, compared with €85.8 million or 8.8% of sales a year earlier. Outside the United States, these expenses decreased slightly (0.4%), reflecting the Group's efforts to contain their growth.

▪ Other operating income and expenses

The *Other operating income and expenses* recorded by the Group in 2009 represented an expense of €9.7 million versus €8.3 million in 2008. That expense was mainly related to certain non-recurring costs associated with the integration of the North American subsidiaries, as well as expenses associated with premises which remained vacant. The *other operating income and expenses* in 2008 also included a non-recurring income of €1.7 million associated with the sale of land which was not used for the business.

▪ Amortization of intangible assets

This item concerns the amortization of intangible assets with the exception of software.

In 2009, the *amortization of intangible assets* represented an expense of €10.5 million, compared to an expense of €4.3 million euros in the prior year. The trend of this item can be explained mainly by the depreciation of a license recognized within the framework of the purchase price accounting impact related

to the Group's transactions in North America, which represented an expense of €8.8 million.

- **Restructuring costs**

The Group did not perform any restructuring in 2009, while at the end of 2008 it reorganized its newly purchased North American operations and, in that framework, recorded restructuring costs of €2.6 million.

- **Impairment losses**

The Group did not report any impairment in 2009 nor 2008.

- **Operating income**

Based on above items, the operating profit reported for the 2009 period amounted to €172.5 million, representing 15.5% of total revenues or 16.7% of sales, compared to €179.2 million, representing 17.3% of total revenues or 18.5% of sales a year earlier.

Excluding the purchase price accounting impacts related to the Group's transactions in North America (€2.3 million in 2009 and €0.2 million in 2008 from the adjustment of inventory to its fair value, €8.8 million in 2009 and €2.1 million in 2008 related to the amortization of a license already recognized in Tercica Inc.'s financial statements), the Group's **adjusted operating income** amounted to €183.6 million in 2009, representing 17.8% of sales compared with €181.4 million or 18.7% of sales a year earlier.

- **Segment reporting: Operating profit by geographical region**

Management information reviewed by the Executive Committee is generated based upon the management organization of the regions in which the Group operates. Because of that, operating segments as defined by IFRS 8 correspond to the grouping of related countries.

The application of IFRS 8 has led the Group to create a separate new segment entitled "North America" following its North American acquisitions in 2008, and therefore has little effect on the information reported in the consolidated financial statements as of December 31, 2008 and 2009.

The operating segments existing as of December 31, 2009 are as follows:

- "Main Western European countries", which combines France, Italy, Spain, United Kingdom and Germany;
- "Other European countries", which combines all of the other countries in Western Europe and those of Eastern Europe;
- "North America", which includes essentially the United States and Canada;
- "Rest of the world", which includes the other countries not included in the three preceding segments.

The table below provides an analysis of sales, revenues and operating profit by operating segment:

	December 31, 2009		December 31, 2008		Change 2009/2008	
	(in thousand euros)	(as a % of sales)	(in thousand euros)	(as a % of sales)	(in thousand euros)	%
Major Western European counties						
Sales	554,653	100.0%	559,513	100.0%	(4,860)	(0.9)%
Revenues	573,266	103.4%	588,002	105.1%	(14,736)	(2.5)%
Operating profit	221,718	40.0%	229,449	41.0%	(7,731)	(3.4)%
Other European countries						
Sales	234,280	100.0%	236,238	100.0%	(1,957)	-0.8%
Revenues	236,261	100.8%	236,343	100.0%	(82)	0.0%
Operating profit	92,419	39.4%	94,453	40.0%	(2,035)	(2.2)%
North America						
Sales	45,678	100.0%	11,220	100.0%	34,458	307.1%
Revenues	56,974	124.7%	14,224	126.8%	42,750	300.5%
Operating profit	(18,953)	(41.5)%	(21,566)	(192.2)%	2,613	(12.1)%
Rest of the world						
Sales	198,196	100.0%	164,052	100.0%	34,144	20.8%
Revenues	198,718	100.3%	164,052	100.0%	34,667	21.1%
Operating profit	72,637	36.6%	56,672	34.5%	15,966	28.2%
Total allocated						
Sales	1,032,807	100.0%	971,022	100.0%	61,785	6.4%
Revenues	1,065,219	103.1%	1,002,620	103.3%	62,599	6.2%
Operating profit	367,821	35.6%	359,008	37.0%	8,813	2.5%
Total unallocated						
Revenues	47,164	4.2%	35,492	3.4%	11,672	32.9%
Operating profit	(195,351)	(113.3)%	(179,831)	(100.4)%	(15,520)	8.6%
Total Ipsen						
Sales	1,032,807	100.0%	971,022	100.0%	61,785	6.4%
Revenues	1,112,383	107.7%	1,038,112	106.9%	74,271	7.2%
Operating profit	172,470	16.7%	179,177	18.5%	(6,707)	(3.7)%

- **In the major Western European countries**, sales in 2009 amounted to €554.7 million, a slight decrease of 0.9% year-on-year. The significant sales growth of specialist care products in Italy, Germany and the United Kingdom was offset by a tougher competitive environment in France, especially for primary care products. Revenues decreased by 2.5% versus 2008, mainly resulting from the recognition in 2008 of a non-recurring item of €18.8 million stemming from the divestment of Ginkor Fort®. Therefore, operating profit for 2009 reached €221.7 million, down 3.4% year-on-year, representing 40.0% of sales compared with 41.0% a year earlier.
- **In the other European countries** (other countries within Western Europe as well as Eastern Europe),

sales for 2009 decreased slightly by 0.8% compared to the prior year, penalized by the difficult economic conditions affecting Eastern Europe, especially Ukraine and Romania. As a consequence, selling and administrative expenses in this region were adjusted, thereby limiting the year-on-year decrease in operating profit. Operating profit in the region amounted to €92.4 million in 2009 versus €94.5 million a year earlier, representing 39.4% and 40.0% of sales, respectively.

- **In North America**, sales reached €45.7 million in 2009 versus €11.2 million a year earlier, reflecting growth above and beyond that resulting from the full consolidation of Tercica Inc. and Vernalis Inc, acquired in 2008. Total revenues in 2009 also benefited from the partnership with Medicis for the commercialization of Dysport® in aesthetic indications. Given the marketing efforts associated with the launch of four products sold by the Group in this region, operating profit for the 2009 period amounted to €(19.0) million, versus €(21.6) million in 2008, respectively (41.5%) and (192.2%) of sales.
- **In the rest of the world**, where the Group markets most of its products through agents and distributors, with the exception of a few countries where it has a direct presence, sales were sustained and reached €198.2 million, up a strong 20.8% year-on-year. Operating profit in 2009 increased even more, up 28.2% year-on-year, to reach €72.6 million, representing 36.6% of sales compared with 34.5% a year earlier.
- **Non-allocated operating loss** amounted to €(195.4) million in 2009 versus €(179.8) million in 2008. Other revenues from non-allocated activities amounted to €47.2 million, compared to €35.5 million recorded in 2008. These revenues were mostly due to the settlement of a litigation against Bayer for the Kogenate® license for the period from May 2008 to June 2009. In addition, in 2008, revenues associated with the partnerships with Galderma and Medicis were not allocated to a geographic region while now, given the marketing authorizations for Azzalure® and Dysport®, these revenues are recorded in the "Other European countries" and "North America" regions respectively.

▪ Costs of net financial debt and other financial income and expenses

The *cost of net financial debt* amounted to €(1.7) million in 2009 mainly resulting from the interest paid on the syndicated credit lines the Group put in place in June 2008 and reimbursed in April 2009, partly offset by the Group's financial income on its cash. In 2008, the Group received €10.9 million from investment products and recorded income of €9.6 million, stemming from the accelerated recognition of interest on Tercica Inc. convertible bonds since the bonds were converted into shares before maturity.

The *other financial income and expenses* represented an expense of €3.5 million for 2009 compared to an expense of €5.2 million a year earlier, of which €5.8 million were related to the fair value adjustments of the derivative instruments put in place in the framework of the Group's transactions in North America.

▪ Income tax

At December 31, 2009, the *effective tax rate* amounted to 6.3% of profit from continuing activities before tax excluding the share of loss from associates compared to an effective tax rate of 17.2% at December 31, 2008. The Group recorded tax credits or other fiscal mechanisms in 2009 which favor research and development in France, the United Kingdom, Ireland, Spain and the United States, an increase compared to 2008. In addition, the favorable outcome of discussions with tax authorities in France following a tax audit permitted the reversal of provisions recorded in 2008. Finally, in 2009, the Group was relieved of a previous tax dispute, also in France. These items, together with a taxable income reflecting notably the operating losses made in the US, mostly explain the strong decrease in the Group's effective tax rate. Adjusting for non-recurring items recorded in 2009, the Group's *effective recurring tax rate* stood at 12.9% in 2009, compared to 18.9% in 2008.

▪ Share of profit / loss from associated companies

The Group no longer records the share of profit / loss in associates following the takeover of Tercica Inc. in October 2008, now fully consolidated in the Group's accounts. This item represented a charge of €10.8 million in 2008, which corresponded to the first nine months of results for the company, the last quarter being fully consolidated in the Group's accounts.

- **Profit / loss from continuing operations**

Due to the above components, profit / loss from continuing operations in 2009 amounted to €156.7 million (or 15.2% of sales), compared to €147.2 million (or 15.2% of sales) in the prior year.

- **Profit / loss from discontinued operations**

Profit/ loss from discontinued operations represented income of €0.5 million in 2009, versus €(0.2) million a year earlier.

- **Consolidated net profit**

Due to the above items, consolidated net profit for 2009 amounted to €157.2 million (share attributable to shareholders of Ipsen S.A.: €156.6 million) up 6.9% year-on-year, compared with €147.1 million in 2008 (share attributable to shareholders of Ipsen S.A: €146.6 million). The consolidated results expressed as a percentage of total revenues represented 14.1% in 2009, compared to 14.2% in 2008.

- **Net profit per share**

At December 31, 2009, net profit per share (portion attributable to shareholders of Ipsen S. A.) amounted to €1.86, up 6.3% year-on-year, compared with €1.75 a year earlier.

On a diluted basis, net profit per share amounted to €1.86, up 6.9% year-on-year, compared with €1.74 a year earlier.

- **Milestones received in cash but not yet recognized as revenues**

At December 31, 2009, the total of milestones received in cash by the Group and not yet recognized as revenues in its consolidated income statement increased significantly and reached €230.3 million, versus 165.7 million euros at the end of 2008. That increase was mainly due to the recording of deferred revenues associated with partnerships with Medicis (US$75.0 million), Galderma (€20.0 million) and Menarini (€20.0 million).

Those revenues will be recognized in the Group's future income statements as follows:

(in million euros)	Milestones received in cash but not yet recognized in the periods ending:	
	December 31, 2009	**December 31, 2008**
Total	**230.3***	**165.7***
These will be recognized as revenues over time as follows:		
In the year N+1	26.4	19.5
In the years N+2 and beyond	203.9	146.2

* Amounts converted at average annual exchange rates as of December 31, 2009 and 2008 respectively.

CASH FLOW AND CAPITAL

The consolidated cash flow statement shows that the Group's operating activities generated a net cash flow of €257.6 million in 2009, a strong increase compared to €203.7 million in 2008. At 31 December 2009, the Group's net cash position stood at €185.6 million compared with €66.2 million as at December 31, 2008.

ANALYSIS OF THE CASH FLOW STATEMENT

(in thousand euros)	December 31, 2009	December 31, 2008(*)
– Cash generated from operating activities before changes in working capital requirements	192,741	196,291
– (Increases) / Decreases in working capital requirements for operations	64,882	7,388
Net cash flow from operating activities	**257,623**	**203,679**
– Net investments in tangible and intangible assets	(63,334)	(67,937)
– Impact of changes in consolidation scope	-	(214,939)
– Other cash flow from investments	(8,002)	(2,610)
Net cash flow from investing activities	**(71,336)**	**(285,486)**
Net cash flow from financing activities	**(214,768)**	**78,957**
Net cash flow from discontinued operations	**(1,010)**	**732**
Changes in cash and cash equivalents	**(29,491)**	**(2,118)**
Opening cash and cash equivalents	**237,325**	**240,907**
Impact of foreign exchange rates fluctuations	(2,433)	(1,464)
Closing cash and cash equivalents	**205,401**	**237,325**

(*)The information presented above as of December 31, 2008 has been restated to account for the purchase price accounting impacts related to the Group's acquisitions in North America.

▪ Net cash flow from operating activities

During 2009, net cash flow from operating activities before changes in working capital requirements amounted to €192.7 million, compared to €196.3 million for the prior period.

Working capital requirements for operating activities decreased in 2009 by €64.9 million after having decreased by €7.4 million over the same period in 2008. That trend is associated with the following:

- *Inventories* decreased during the 2009 period by €12.2 million as compared to an increase of €12.4 million in 2008, reflecting the reduction in 2009 of some consignment stocks put in place in 2008, as well as the use of a portion of inventory built in the United States prior to the Group's North American acquisitions within the framework of certain production transfers.
- *Accounts receivable* increased by only €3.5 million in 2009 due especially to a reduction in the delays of payments by public hospitals in certain Western European countries and thanks to the active management of the payment delays, especially in international markets.
- *Accounts payable* increased by €18.4 million in 2009 during a period of business expansion, compared to an increase of €1.2 million in 2008.
- The balance of *other assets and liabilities* amounted to a debt which increased by €76.3 million in 2009 as compared to a debt increasing by €24.1 million in 2008. In 2009, the Group recorded €95.4 million of deferred revenues, notably within the framework of its partnerships with Medicis, Galderma and Menarini. These movements were partially offset by the recognition in the income statement of €21.4

million of deferred revenues and, to a lesser degree, by the trend in *other receivables and liabilities.*

- *Tax liabilities* decreased by €38.5 million and consisted mainly in time differences between the recognition of tax liabilities and their payment.

▪ Net cash flow from investing activities

As of December 31, 2009, cash flow from investment activities represented a net use of €71.3 million compared to a net use of €285.5 million in 2008. It included:

- *Investments in tangible and intangible assets net of disposals* amounting to €63.3 million in 2009 versus €67.9 million in 2008.
  - As of December 31, 2009, *investments in tangible assets* represented €40.3 million and consisted mainly of investments necessary for the maintenance of the Group's production equipment as well as investments in capacity especially within the new secondary production unit of Dysport® at the Wrexham site.
  - During the 2009 period, *investments in intangible assets* amounted to €24.7 million, mainly related to the partnership activities of the Group, as well as investments in the renewal of certain IT systems.
  - As of December 31, 2009, *gains on disposals of tangible and intangible assets* amounted to €1.7 million.
- An investment in *financial assets* of €9.2 million for the first payments made by the Group related to the transaction with Inspiration Biopharmaceuticals Inc., as well as for the Group's subscription of certain financial instruments within the framework of one of its partnerships.
- An increase in *working capital requirements* as of December 31, 2009 related to investment transactions representing €4.4 million as compared to a decrease of €5.1 million as the end of December 2008. In 2008, the Group recorded a net receivable related to the divestment of Ginkor Fort©. That receivable was paid in 2009.
- *Other investing activities* amounted to an outflow of €3.2 million and mainly included payments to pension plans.

▪ Net cash flow from financing activities

As of December 31, 2009, the *net cash flow from financing activities* represented an outflow of €214.8 million compared to an inflow of €79.0 million in 2008, mainly reflecting the full repayment during 2009 of €150.0 million on the syndicated loan arranged in June 2008 made against a credit line drawn at the end of 2008, as well as the payment of €58.0 million of dividends to shareholders (compared with €55.0 million paid in 2008). In addition, the Group spent €5.1 million for the repurchase of its own shares after having spent €9.3 million to that effect in 2008.

▪ Net cash flow from discontinued operations

As of December 31, 2009, *cash generated from discontinued operations* amounted to €(1.0) million.

ANALYSIS OF THE GROUP'S NET CASH [(1)]

(in thousand euros)	December 31, 2009	December 31, 2008
Cash in hand	40,256	26,839
Short-term investments	177,730	211,144
Interest-bearing deposits	598	1,601
Cash and cash equivalents	**218,584**	**239,584**
Bank overdrafts liabilities	(13,183)	(2,259)
Closing net cash and cash equivalents	**205,401**	**237,325**
Non-current liabilities		
Long-term debt	-	148,941
Other financial liabilities	12,190	13,803
Current liabilities		
Short-term debt	4,000	4,000
Financial liabilities	4,189	4,346
Debt	**20,379**	**171,090**
Derivative instruments	(566)	(11)
Net cash[(1)]	**185,588**	**66,246**

(1) Net cash: Cash and cash equivalents and securities held for sale after deduction of bank overdrafts, short-term bank borrowings, other financial liabilities plus or minus derivative financial instruments.

As of December 31, 2009, the Group's net cash amounted to €185.6 million, compared to net cash of €66.2 million as of December 31, 2008.

In June 2008, Ipsen S.A. a signed a loan agreement for a credit facility with a banking syndicate for a total of €300.0 million over a five year period.

In June 2008, Ipsen S.A. signed for a 5-year credit facility totaling €300.0 million with a banking syndicate. This multicurrency, multilender facility requires Ipsen S.A.'s guarantee for use by some of its subsidiaries. It was used to fund the Group's acquisitions in the United States and the business's general financial needs. At the borrower's initiative, this credit line is available for withdrawal on a short-term basis for periods of 1 to 12 months so it can be best adapted to cash flow needs. The total withdrawal must always be lower than the credit facility maximum which diminishes over time as follows:

- 4 June 2009 €262.5 million
- 4 June 2010 €225.0 million
- 4 June 2011 €187.5 million
- 4 June 2012 €150.0 million
- 4 June 2013 -

In addition to the customary contractual clauses, the loan agreement requires the Group to comply with various financial covenants on a consolidated basis on each reporting date. The covenants include a maximum ratio of net debt to equity and a maximum ratio of net debt to EBITDA. The maximum ratios are as follows:

- Net debt to equity: 1
- Net debt to EBITDA: 3

If the Group defaults, the banking syndicate may demand early repayment of the loan agreement.

As of December 31, 2009, the Group had a positive net cash position and as a result, the Net Debt to Equity and Net Debt to EBITDA ratios were non-relevant and the line of credit had not been utilized.

IPSEN
Innovation for patient care

Communiqué de presse

Résultats 2009 et objectifs du Groupe Ipsen

- **Objectifs financiers 2009 atteints : Bonne résistance du Groupe dans un environnement économique dégradé**
- **Des ventes totales de médicaments et de médecine de spécialité respectivement en progression de 7,6% et 13,9% à taux de changes constants**
- **Un Résultat Net Dilué Par Action 2009 de €1,86 en progression de 6,9%**
- **Une forte génération de trésorerie : flux net de 257 millions d'euros générés par l'activité sur l'exercice 2009**
- **Proposition d'un dividende de 0,75 euro par action, en hausse de 7,1%**
- **Confirmation du profil d'Ipsen en tant que Groupe Mondial Biotechnologique de Spécialité**

Paris (France), le 1er mars 2010 – Le Conseil d'administration d'Ipsen (Euronext : IPN), présidé par Jean-Luc Bélingard, s'est réuni le 26 février 2010 pour arrêter les comptes de l'exercice 2009 publiés aujourd'hui. Le rapport financier annuel, au titre de l'information réglementée, sera disponible sur le site web du Groupe, www.ipsen.com, rubrique relations investisseurs.

Comparaison de la performance 2009 avec les objectifs financiers fixés sur la période

(marges en % du chiffre d'affaires Groupe)	***Objectifs financiers***	***Réalisé en 2009***
Croissance des ventes de médicaments à taux de changes constants	7,0 à 9,0%	7,6%
Autres produits de l'activité	Environ 80 millions d'euros	79,6 millions d'euros
Marge opérationnelle ajustée[1]	17,0 à 17,5%	17,8%

Commentant la performance de l'année 2009, **Jean-Luc Bélingard, Président du Groupe Ipsen,** a déclaré : *« Les résultats publiés aujourd'hui confirment le profil d'Ipsen en tant que groupe rentable de biotechnologique de spécialité s'exprimant sur un plan mondial. »* Jean-Luc Bélingard a ajouté : *« Nous avons atteint en 2009 nos objectifs. Au plan réglementaire, nous avons obtenu quatre autorisations de mise sur le marché : Azzalure® en Europe, Dysport® aux États-unis dans deux indications et Decapeptyl® 6 mois en Europe. Sur le plan des alliances, nous avons signé un partenariat fructueux avec Menarini pour la commercialisation d'Adenuric® et avec Novartis pour la co-promotion d'Exforge® en France. Au plan commercial, nous avons lancé Dysport®, et avons continué de soutenir la pénétration de Somatuline®, Increlex® et Apokyn® aux États-unis. Enfin, l'évolution de notre pipeline de R&D en 2009 aura été exceptionnellement intense, avec la progression de quatre programmes de phase II vers la phase III et la confirmation du potentiel de taspoglutide à devenir le meilleur produit de sa classe thérapeutique. A l'avenir, nous continuerons à nous attacher à faire évoluer ce pipeline riche tout en poursuivant l'exécution de notre stratégie maintenant en place depuis plusieurs années : développer notre activité de médecine de spécialité notamment en améliorant l'efficacité de l'organisation de notre R&D et optimiser la contribution de notre présence en médecine générale. »* Jean-Luc Bélingard a conclu : *« L'année 2010 s'est ouverte sur l'ajout d'un nouveau pilier de croissance pour le Groupe avec un partenariat innovant avec Inspiration Biopharmaceuticals dans le domaine de l'hématologie. Cet accord s'inscrit dans notre logique de transition en un Groupe mondial biotechnologique de spécialité leader sur le marché. »*

[1] Avant toute prise en compte d'éléments découlant de l'affectation des écarts d'acquisition issus des transactions nord-américaines du Groupe

IPSEN
Innovation for patient care

Extrait des résultats consolidés audités des années 2009 et 2008

(en millions d'euros)	*2009*	*2008*	*% variation 2009/2008*
Ventes de médicaments	1 002,6	936,2	+7,1% **+7,6%** (à taux de changes constants)
Chiffre d'affaires	1 032,8	971,0	+6,4% ***+6,8%*** *(à taux de changes constants)*
Autres produits de l'activité	79,6	67,1	**+18,6%**
Produits des activités ordinaires	1 112,4	1 038,1	**+7,2%**
Résultat opérationnel	172,5	179,2	**-3,7%**
Marge opérationnelle (en % du CA)	*16,7*	*18,5*	-
Résultat opérationnel ajusté[1]	**183,6**	**181,4**	***+1,2%***
Marge opérationnelle ajustée[1] (en % du CA)	*17,8*	*18,7*	-
Résultat consolidé (part attribuable aux actionnaires d'Ipsen S.A.)	**156,6**	**146,6**	***+6,8%***
Résultat dilué par action (€)	**1,86**	**1,74**	**+6,9%**
Nombre moyen pondéré d'actions en circulation :			
Sur une base non diluée	*84 303 607*	*83 925 348*	*+0,5%*
Sur une base diluée	*84 329 880*	*84 015 122*	*+0,4%*

1 Avant toute prise en compte d'éléments découlant de l'affectation des écarts d'acquisition issus des transactions nord-américaines du Groupe

Analyse des résultats de l'année 2009

Les ventes de médicaments du Groupe ont progressé de 7,6% d'une année sur l'autre – à taux de changes constants - en ligne avec l'objectif de 7,0 à 9,0% que le groupe s'était fixé il y a un an, tirées notamment par les ventes en Amérique du Nord. Le 5 Juin 2008, le Groupe a annoncé le déploiement d'une présence commerciale directe en Amérique du Nord, accroissant ainsi de façon significative son empreinte internationale et son portefeuille mondial de médicaments de spécialité via les acquisitions de Tercica Inc. et des opérations américaines de Vernalis Ltd. Aujourd'hui, le Groupe commercialise donc quatre produits de spécialité aux États-unis et trois de ses marques phares - Somatuline®, Increlex® et Dysport® – sont désormais mondiales. Ainsi, un an après avoir pris le contrôle et totalement intégré ces opérations, la plateforme commerciale américaine du Groupe a généré des ventes d'Increlex®, Somatuline®, et Apokyn® de 48,5 millions de dollars, en croissance de plus de 60% d'une année sur l'autre sur une base comparable.

Les ventes consolidées du Groupe ont atteint 1 032,8 millions d'euros pour l'année 2009, en hausse de 6,8% d'une année sur l'autre à taux de changes constants.

Les autres produits de l'activité se sont élevés à 79,6 millions d'euros sur l'année 2009, en hausse de 18,6% d'une année sur l'autre, le Groupe ayant bénéficié en 2009 d'un produit non récurrent de 39,3 millions d'euros consécutivement à la résolution d'un litige qui l'opposait à Bayer sur le terme d'un accord de licence prenant fin en 2009.

Les produits des activités ordinaires se sont donc élevés à 1 112,4 millions d'euros, en hausse de 7,2% par rapport à 2008.

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Innovation for patient care

Les dépenses de recherche et développement ont atteint 197,3 millions d'euros en 2009, soit 19,1% du chiffre d'affaires, marquées notamment par la préparation des lots nécessaires aux essais de phase III pour OBI-1, par l'intégration des travaux de développement industriel de Tercica Inc., et le transfert de l'activité de production d'Increlex®, à comparer à 182,8 millions d'euros en 2008, soit 18,8% du chiffre d'affaires. Suite aux acquisitions réalisées en 2008, les capacités de développement du Groupe aux États-unis ont significativement augmenté et certains projets clefs - tels que BIM-23A760 ou la combinaison GH + IGF-1 – sont maintenant développés sur un plan mondial. Par ailleurs, Ipsen a continué de faire progresser son riche pipeline de R&D et poursuivi ses programmes de gestion de cycle de vie de ses produits, qui permettront notamment d'alimenter le potentiel de croissance de sa plateforme nord-américaine, avec les essais de phase III pour Somatuline® dans les tumeurs neuroendocriniennes fonctionnelles et non-fonctionnelles ainsi que pour Dysport® dans la spasticité des membres supérieurs et inférieurs chez l'adulte et l'enfant.

En parallèle, le Groupe a rigoureusement mis en œuvre sa stratégie, avec notamment, **au plan commercial** - directement et au travers de ses partenariats - les lancements de sa toxine botulique de type A dans ses indications thérapeutiques aux États-unis et esthétiques aux États-Unis et en Europe, ainsi que la préparation active des lancements de sa formulation 6 mois de Decapeptyl® et d'Adenuric® en Europe.

Le résultat opérationnel publié au titre de l'exercice 2009 s'est élevé à 172,5 millions d'euros, soit 16,7 % du chiffre d'affaires, comparé à 179,2 millions d'euros, soit 18,5% du chiffre d'affaires pour la même période en 2008. Hors effets découlant de l'affectation des écarts d'acquisition issus des transactions nord-américaines du Groupe, **le résultat opérationnel ajusté** du Groupe s'est élevé en 2009 à 183,6 millions d'euros, soit 17,8 % du chiffre d'affaires - légèrement supérieur à l'objectif de 17,0 à 17,5% que le Groupe s'était fixé il y a un an - contre 181,4 millions d'euros, soit 18,7% du chiffre d'affaires en 2008.

Le taux effectif d'impôt du Groupe s'est élevé à 6,3% du résultat des activités poursuivies avant impôt, et hors quote-part dans le résultat des entreprises associées, comparé à un taux effectif d'impôt publié de 17,4% une année auparavant. Après correction des éléments positifs non récurrents enregistrés en 2009, le taux effectif récurrent d'impôt du Groupe s'est établi à 12,9%, comparé à 18,9% en 2008.

Le Groupe n'a plus enregistré de **quote-part dans le résultat des entreprises associées** suite à l'acquisition en octobre 2008 de la société Tercica Inc., consolidée depuis par intégration globale dans les comptes du Groupe. Cette quote-part avait représenté une charge de 10,8 millions d'euros en 2008 correspondant aux neuf premiers mois de résultat de cette société, ses résultats du dernier trimestre ayant été consolidés globalement dans les comptes du Groupe.

Le résultat consolidé s'est établi à 157,2 millions d'euros (part attribuable aux actionnaires d'Ipsen S.A. : 156,6 millions d'euros) en croissance de 6,9% comparés aux 147,1 millions d'euros (part attribuable aux actionnaires d'Ipsen S.A. : 146,6 millions d'euros) en 2008. **Le résultat dilué par action** (part attribuable aux actionnaires d'Ipsen SA) s'est élevé à 1,86 euro, en hausse de 6,9% d'une année sur l'autre.

Le flux net de trésorerie lié à l'activité a représenté 257,6 millions d'euros en 2009, en nette augmentation comparé à 203,7 millions d'euros une année auparavant. Au 31 décembre 2009, **la trésorerie nette** à la clôture s'élevait à 185,6 millions d'euros, comparée à une trésorerie de 66,2 millions d'euros une année plus tôt, retrouvant ainsi un niveau proche de ceux atteints antérieurement aux acquisitions Nord Américaines de 2008.

La somme des paiements échelonnés déjà encaissés et non encore reconnus dans le compte de résultat a atteint au 31 décembre 2009 un montant de 230,3 millions d'euros, contre 165,7 millions d'euros en 2008. Cette augmentation est principalement due à l'enregistrement de produits constatés d'avance liés aux alliances avec Medicis (75 millions de dollars US), Galderma (20 millions d'euros) et Menarini (20 millions d'euros).

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Innovation for patient care

Dividende proposé à l'Assemblée Générale des actionnaires au titre de l'exercice 2009

Le Conseil d'administration d'Ipsen, confiant dans les perspectives d'avenir du Groupe et dans sa capacité de génération de flux de trésorerie, a décidé de proposer à l'assemblée générale des actionnaires, qui se réunira le 28 mai 2010, un dividende de 0,75 euros par action, en hausse de 7,1% d'une année sur l'autre, représentant un taux de distribution d'environ 40% du résultat consolidé.

Éléments de contexte pour les années à venir

Depuis plusieurs années, Ipsen poursuit sa transition vers un Groupe mondial biotechnologique de spécialité, tiré par ses **ventes de Médicaments de Spécialité**, en croissance à deux chiffres. Dans les années à venir, cette dynamique se poursuivra, portée notamment par l'expansion de sa plateforme nord-américaine affichant une croissance significative à deux chiffres, le lancement de sa formulation 6 mois de Decapeptyl® en Europe et la croissance vigoureuse de ses marchés internationaux.

Dans le cadre de sa **stratégie de développement en Médecine de Spécialité**, le Groupe a également conclu plusieurs **partenariats**, notamment dans le domaine de la toxine botulique. Si ces derniers permettent au Groupe d'accéder à des marchés importants en forte croissance, à plus court terme les effets de la transition de ses activités de médecine esthétique à ses partenaires devraient affecter l'augmentation des ventes publiées du Groupe.

En outre, dans le cadre de sa **stratégie d'optimisation de sa présence en Médecine Générale**, le Groupe dispose aujourd'hui d'une **activité à l'international** en forte croissance, qui devrait représenter environ 50% du total des ventes de Médecine Générale en 2010, contre 45 % en 2009.

A plus long terme, notamment à travers son partenariat - finalisé le 22 janvier 2010 - avec la société de biotechnologie Inspiration Biopharmaceuticals, les avancées d'Oristusane (BN-83495), de BIM-23A760 en phase II, de la combinaison GH + IGF-I en phase III et la préparation du dépôt du dossier d'enregistrement de taspoglutide, Ipsen poursuivra de manière dynamique sa transition vers un groupe mondial biotechnologique de spécialité.

Objectifs financiers pour l'année 2010 et au delà

Compte tenu des informations actuellement disponibles, le Groupe s'est fixé pour objectifs d'atteindre en 2010 :

- Une croissance de ses **ventes de Médecine de Spécialité** approchant 10,0%[2] et une baisse de ses ventes de **Médecine Générale** comprise entre -5,0 et -7,0%, conduisant à une progression des ventes de médicaments du Groupe comprise entre 3,0 et 5,0% d'une année sur l'autre.
- Des **autres produits de l'activité** proches de 50 millions d'euros, en fonction des performances commerciales des partenaires du Groupe.
- Un **résultat opérationnel récurrent ajusté**[3] en croissance d'environ 15,0%, comparé à un résultat opérationnel récurrent ajusté de 144,4 millions d'euros en 2009[4].
- Un **Résultat Net Ajusté Par Action**[5] quasiment stable en 2010 par rapport à un Résultat Net

[2] Hors effets de transition liés à la mise en oeuvre des partenariats du Groupe dans le domaine de la médecine esthétique, la croissance d'une année sur l'autre des ventes de Médecine de Spécialité devrait demeurer à deux chiffres en 2010.
[3] Résultat opérationnel en excluant les effets découlant de l'affectation des écarts d'acquisition issus des transactions nord-américaines du Groupe ainsi que tout élément potentiel non récurrent.
[4] Consécutivement à la résolution d'un litige qui opposait le Groupe à Bayer sur la licence Kogenate®, le Groupe a enregistré un produit non récurrent de 39,2 millions d'euros.
[5] Résultat Net Dilué Par Action avant (i) tout effets d'éléments non récurrents et (ii) toute prise en compte d'éléments découlant de l'affectation des écarts d'acquisition issus de transactions réalisées par le Groupe.

Ajusté Récurrent Par Action[6] de 1,60 euro en 2009, notamment dans un contexte d'augmentation de l'effort de R&D du Groupe, au travers du maintien du ratio de dépenses de R&D du Groupe (19,0 à 21,0% de son chiffre d'affaires), et de l'intégration de la quote-part des pertes d'Inspiration Biopharmaceuticals, consolidée par équivalence dans les comptes du Groupe.

Dans les années à venir, la progression des ventes du Groupe en Amérique du Nord et de son taux de marge opérationnelle devrait se poursuivre, même si l'évolution du contexte macroéconomique et de l'environnement concurrentiel en médecine générale notamment conduit aujourd'hui le Groupe à ne pas confirmer ses perspectives pour 2011 et 2012, telles qu'annoncées en Juillet 2008[7], ou tout du moins leur calendrier.

Les objectifs ci-dessus sont fixés hors effets de change.

Conférence de presse, webcast et conférence téléphonique (en français) pour les journalistes

Ipsen tiendra une réunion le Lundi 1er mars 2010 à 9 heures 30 (heure de Paris – CET) à son siège social à Boulogne-Billancourt (France). Une web conférence (webcast audio) et conférence téléphonique seront organisées simultanément. Le premier sera accessible en direct sur www.ipsen.com. Celle-ci sera archivée sur le site Internet d'Ipsen pendant 3 mois. Les participants à la conférence téléphonique pourront intégrer la réunion 5 à 10 minutes avant son début. Aucune réservation n'est nécessaire pour y prendre part. Le numéro de téléphone à composer pour joindre cette conférence est le +33 (0) 1 70 99 42 82. Aucun code d'accès n'est nécessaire.

Réunion physique, webcast et conférence téléphonique (en anglais) pour la communauté financière

Ipsen tiendra une réunion le Lundi 1er mars 2010 à 14 heures (heure de Paris – CET) à son siège social à Boulogne-Billancourt (France). Une web conférence (webcast audio & vidéo) et conférence téléphonique seront organisées simultanément. Le premier sera accessible en direct sur www.ipsen.com. Celle-ci sera archivée sur le site Internet d'Ipsen pendant 3 mois. Les participants à la conférence téléphonique pourront intégrer la réunion 5 à 10 minutes avant son début. Aucune réservation n'est nécessaire pour y prendre part. Les numéros de téléphone à composer pour joindre cette conférence sont, depuis la France et l'Europe le +33 (0) 1 70 99 42 75 et depuis les États-Unis le +1 212 444 04 81. Aucun code d'accès n'est nécessaire. Un enregistrement sera disponible rapidement après sa tenue. Les numéros de téléphone pour accéder à cet enregistrement sont, depuis la France et l'Europe le +33 (0) 1 74 20 28 00 et depuis les États-Unis le +1 347 366 95 65 et le code d'accès est le 4043780#. Il sera accessible pendant une semaine après la conférence.

A propos d'Ipsen

Ipsen est un groupe mondial biotechnologique de spécialité, dont les ventes dépassent 1 milliard d'euros, et rassemble plus de 4 400 collaborateurs dans le monde. Sa stratégie de développement s'appuie, d'une part sur des médicaments de spécialité à forte croissance en oncologie, endocrinologie, neurologie et hématologie, et d'autre part sur une activité de médecine générale qui contribue notamment au financement de la recherche. Cette stratégie est également soutenue par une politique active de partenariats. Les centres de Recherche et Développement (R&D) d'Ipsen et sa plate-forme d'ingénierie des peptides et des protéines permettent au Groupe d'avoir un avantage compétitif. Plus de 800 personnes ont pour mission la découverte et le développement de médicaments innovants au service des patients. En 2009, les dépenses de R&D ont atteint près de 200 millions d'euros, soit plus de 19% du chiffre d'affaires consolidé. Les actions Ipsen sont négociées sur le compartiment A d'Euronext Paris (mnémonique : IPN, code ISIN : FR0010259150). Ipsen est membre du SRD (« Service de Règlement Différé ») et fait partie du SBF 120. Le site Internet d'Ipsen est www.ipsen.com.

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[6] Résultat Net Dilué Par Action avant (i) l'effet positif non récurrent lié à la résolution du litige sur Kogenate® et (ii) toute prise en compte d'éléments découlant de l'affectation des écarts d'acquisition issus des transactions nord-américaines du Groupe.

[7] Lorsqu'il a annoncé ses acquisitions en Amérique du Nord, le Groupe a formulé l'aspiration d'atteindre 300 millions de dollars de ventes en Amérique du Nord en 2012, et de retourner à ses niveaux de marges opérationnelles pré-acquisition (c.à.d. de 2007) en 2011.

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Innovation for patient care

Avertissement

Les déclarations prospectives et les objectifs contenus dans cette présentation sont basés sur la stratégie et les hypothèses actuelles de la Direction. Ces déclarations et objectifs dépendent de risques connus ou non, et d'éléments aléatoires qui peuvent entraîner une divergence significative entre les résultats, performances ou événements effectifs et ceux envisagés dans ce communiqué. De plus, les prévisions mentionnées dans ce document sont établies en dehors d'éventuelles opérations futures de croissance externe qui pourraient venir modifier ces paramètres. Ces prévisions sont notamment fondées sur des données et hypothèses considérées comme raisonnables par le Groupe et dépendent de circonstances ou de faits susceptibles de se produire à l'avenir et dont certains échappent au contrôle du Groupe, et non pas exclusivement de données historiques. Les résultats réels pourraient s'avérer substantiellement différents de ces objectifs compte tenu de la matérialisation de certains risques ou incertitudes, et notamment qu'un nouveau produit peut paraître prometteur au cours d'une phase préparatoire de développement ou après des essais cliniques, mais n'être jamais commercialisé ou ne pas atteindre ses objectifs commerciaux, notamment pour des raisons réglementaires ou concurrentielles. Le Groupe doit faire face ou est susceptible d'avoir à faire face à la concurrence des produits génériques qui pourrait se traduire par des pertes de parts de marché. En outre, le processus de recherche et développement comprend plusieurs étapes et, lors de chaque étape, le risque est important que le Groupe ne parvienne pas à atteindre ses objectifs et qu'il soit conduit à renoncer à poursuivre ses efforts sur un produit dans lequel il a investi des sommes significatives. Aussi, le Groupe ne peut être certain que des résultats favorables obtenus lors des essais précliniques seront confirmés ultérieurement lors des essais cliniques ou que les résultats des essais cliniques seront suffisants pour démontrer le caractère sûr et efficace du produit concerné, ou que les autorités réglementaires se satisferont des données et informations présentées par le Groupe. Le Groupe dépend également de tierces parties pour le développement et la commercialisation de ses produits, qui pourraient potentiellement générer des redevances substantielles; ces partenaires pourraient agir de telle manière que cela pourrait avoir un impact négatif sur les activités du Groupe ainsi que sur ses résultats financiers. Sous réserve des dispositions légales en vigueur, le Groupe ne prend aucun engagement de mettre à jour ou de réviser les déclarations prospectives ou objectifs visés dans le présent communiqué afin de refléter les changements qui interviendraient sur les événements, situations, hypothèses ou circonstances sur lesquels ces déclarations sont basées. L'activité du Groupe est soumise à des facteurs de risque qui sont décrits dans ses documents d'information enregistrés auprès de l'Autorité des marchés financiers.

Pour plus d'informations :

Médias
Didier Véron
Directeur des Affaires Publiques et de la Communication

Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Communauté financière

David Schilansky
Directeur des Relations Investisseurs et des Financements
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Directeur Adjoint aux Relations Investisseurs
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

ANNEXES

FACTEURS DE RISQUES

Le Groupe exerce son activité dans un environnement qui connaît une évolution rapide et fait naître de nombreux risques dont certains échappent à son contrôle. Les risques et incertitudes présentés ci-dessous ne sont pas les seuls auxquels le Groupe doit faire face et le lecteur est invité à prendre connaissance du Document de Référence 2008 du Groupe, disponible sur son site web (www.ipsen.com).

- Le Groupe dépend de la fixation du prix des médicaments et est exposé tant à des baisses potentielles des prix de certains de ces médicaments par les gouvernements ou organismes payeurs privés qu'à un retrait potentiel de la liste des médicaments remboursés par les autorités réglementaires compétentes des médicaments qu'il commercialise dans les pays où il opère.
- Le Groupe dépend de tiers pour développer et commercialiser certains de ses produits, ce qui génère ou est susceptible de générer d'importantes redevances à son profit, mais les actions de ces tiers pourraient porter préjudice aux activités du Groupe. Le Groupe ne peut être certain que ses partenaires tiendront leurs engagements. A ce titre, le Groupe pourrait ne pas être en mesure de bénéficier de ces accords. Une défaillance d'un de ses partenaires pourrait engendrer une baisse de revenu non attendue. De telles situations pourraient avoir un impact négatif sur l'activité du Groupe, sa situation financière ou ses résultats.
- Les résultats du Groupe pourraient ne pas atteindre les objectifs fixés si un produit apparaissant comme prometteur pendant les phases de développement ou après les essais cliniques n'est pas lancé ou lancé mais ne se vend pas pour des raisons concurrentielles ou réglementaires.
- Les concurrents du Groupe pourraient contrefaire ses brevets ou les contourner par des innovations dans la conception. Pour empêcher la contrefaçon, le Groupe peut engager des poursuites en contrefaçon qui sont onéreuses et consommatrices de temps. Il est difficile de contrôler l'usage non autorisé des droits de propriété intellectuelle du Groupe et celui-ci pourrait ne pas être en mesure d'empêcher l'appropriation illicite de ses droits de propriété intellectuelle.
- Le Groupe doit faire face ou est susceptible d'avoir à faire face à la concurrence (i) des produits génériques, notamment concernant les produits du Groupe qui ne sont pas protégés par des brevets comme Forlax® ou Smecta® par exemple (ii) de produits qui, bien que n'étant pas strictement identiques aux produits du Groupe ou n'ayant pas démontré leur bioéquivalence, ont obtenu ou sont susceptibles d'obtenir une autorisation de mise sur le marché pour des indications similaires à celles des produits du Groupe en vertu de la procédure réglementaire dite par référence bibliographique (usage médical bien établi) et ce avant l'expiration des brevets couvrant les produits qu'il exploite, notamment Tanakan® et (iii) des produits vendus pour des usages non autorisés à l'expiration de la période de protection dont bénéficient les produits du Groupe et ceux de ses concurrents en vertu du droit des brevets. Une telle éventualité pourrait entraîner pour le Groupe une perte de part de marché qui pourrait affecter le maintien de son niveau actuel de croissance de chiffre d'affaires ou de rentabilité. Pour éviter une telle éventualité ou en diminuer les conséquences, le Groupe pourrait initier des actions judiciaires à l'encontre des contrefacteurs à l'effet de protéger ses droits.
- Des tiers pourraient revendiquer le bénéfice de droits de propriété intellectuelle sur les innovations du Groupe. Le Groupe collabore avec de nombreux partenaires (universités et autres entités publiques ou privées) et échange avec eux différentes formes d'informations et de données en lien avec la recherche, le développement, la production et la mise sur le marché de ses produits. Malgré les précautions, notamment contractuelles, prises par le Groupe avec ces différents tiers, ces derniers (ou certains de leurs membres ou filiales) pourraient revendiquer la propriété intellectuelle des travaux réalisés par leurs employés ou tout autre droit de propriété intellectuelle en lien avec les produits du Groupe ou de ses molécules en développement.

EVENEMENTS RECENTS

Au cours des trois derniers mois de 2009, les faits marquants incluent :

- Le 17 décembre, 2009 – Le Groupe a annoncé que son partenaire Roche a rendu public les résultats de premier plan des quatrième et cinquième études cliniques de phase III chez des patients souffrant de diabète. Le taspoglutide, issu de la recherche Ipsen et développé par Roche, est le premier analogue du glucagon-like peptide-1 (GLP-1) réalisé selon une séquence humaine permettant une administration hebdomadaire. L'étude T-emerge 5 (taspoglutide en administration hebdomadaire sous-cutanée comparé à l'insuline glargine en administration quotidienne, en complément de la metformine chez des patients non contrôlés par la metformine associée à un sulfamide hypoglycémiant) et l'étude T-emerge 7 (taspoglutide en administration hebdomadaire sous-cutanée comparé à un placebo, en complément de la metformine chez des patients ayant un indice de poids corporel élevé) ont toutes deux atteint leurs critères principaux d'amélioration du taux d'hémoglobine glycosylée (HbA1c).
- Le 14 décembre, 2009 – Le Groupe a annoncé les résultats préliminaires d'une étude de phase I dans le cancer du sein métastatique utilisant le BN83495, premier inhibiteur irréversible de l'enzyme stéroïde sulfatase (STS) disponible par voie orale. Durant l'étude, la dose biologique optimale de 40 mg une fois par jour par voie orale a été déterminée pour les prochains essais cliniques de phase II dans cette indication.
- Le 2 décembre, 2009 – Le Groupe a annoncé que son partenaire Roche a rendu public les résultats des seconde et troisième études cliniques de phase III chez des patients souffrant de diabète. Le Taspoglutide, issu de la recherche Ipsen et développé par Roche, est le premier analogue du glucagon-like peptide-1 (GLP-1) humain permettant une administration hebdomadaire. L'étude T-emerge 1 (administration hebdomadaire par voie sous-cutanée chez des patients naïfs comparant le taspoglutide à un placebo) et l'étude T-emerge 4 (administration hebdomadaire par voie sous-cutanée comparant le taspoglutide à la sitagliptine et à un placebo) ont atteint leurs critères principaux, à savoir l'amélioration du taux d'hémoglobine glycosylée (HbA1c)
- Le 25 novembre, 2009 – Le Groupe a annoncé le début d'une étude clinique de phase II internationale, multicentrique, randomisée, contrôlée visant à évaluer la sécurité d'emploi et l'efficacité du BN83495, premier inhibiteur de l'enzyme stéroïde sulfatase (STS), dans le cancer avancé de l'endomètre.
- Le 13 novembre, 2009 – Le Groupe a annoncé que les autorités réglementaires françaises (Agence Française de Sécurité Sanitaire des Produits de Santé, AFSSAPS) avaient accordé l'autorisation de mise sur le marché pour la formulation sur 6 mois de Décapeptyl® (triptoréline embonate[8] 22,5 mg) pour le traitement du cancer localement avancé ou métastatique de la prostate.

Après le 31 décembre 2009, les faits marquants incluent :

- Le 21 janvier, 2010 – Le Groupe et Inspiration Biopharmaceuticals, Inc. ont annoncé avoir conclu un partenariat pour créer une franchise de premier plan dans le domaine de l'hémophilie. La structure du partenariat permettra de s'appuyer sur des expertises et des ressources complémentaires, afin de faire progresser un portefeuille étendu de protéines recombinantes. Ces molécules ciblent tous les principaux types d'hémophilie d'une façon unique et s'appuient sur deux besoins médicaux significativement insatisfaits : élargir l'accès aux thérapies à base de facteurs de coagulation et traiter les complications liées au développement d'inhibiteurs. Il est prévu que les deux principaux produits candidats entament les essais cliniques de phase III en 2010, dont le facteur VIII porcin recombinant d'Ipsen, OBI-1 (pour le traitement des patients atteints d'hémophilie acquise ou d'hémophilie A qui ont développé une réaction immunitaire inhibitrice aux formes humaines du facteur VIII) et le facteur IX recombinant d'Inspiration, IB1001 (pour le traitement préventif et en phase aiguë des saignements chez les patients atteints d'hémophilie B).

  Cette transaction a été finalisée le 22 janvier 2010.
- Le 4 février 2010, Le Groupe et Debiopharm ont annoncé le lancement par Ipsen en France de la formulation à libération prolongée sur 6 mois de Décapeptyl® pour le traitement du cancer de la prostate hormono-dépendant localement avancé ou métastatique.

[8] la triptoréline pamoate est similaire à la triptoréline embonate

COMPARAISON DU RÉSULTAT CONSOLIDÉ DE L'EXERCICE 2009 AVEC CELUI DE L'EXERCICE 2008

	31 décembre 2009		31 décembre 2008(*)		Variation 2009/2008
	(en milliers d'euros)	% du chiffre d'affaires	(en milliers d'euros)	% du chiffre d'affaires	
Chiffre d'affaires	**1 032 807**	**100,0%**	**971 022**	**100,0 %**	**6,4%**
Autres produits de l'activité	79 576	7,7%	67 090	6,9 %	*18,6%*
Produits des activités ordinaires	**1 112 383**	**107,7%**	**1 038 112**	**106,9 %**	**7,2%**
Coût de revient des ventes	(237 807)	- 23,0%	(220 113)	- 22,7 %	*8,0%*
Frais de Recherche et Développement	(197 293)	- 19,1%	(182 843)	- 18,8 %	*7,9%*
Frais commerciaux, généraux et administratifs	(484 605)	- 46,9%	(440 781)	- 45,4 %	*9,9%*
Autres produits et charges opérationnels	(9 683)	- 0,9%	(8 257)	- 0,9 %	*17,3%*
Amortissements des immobilisations incorporelles (*)	(10 525)	-1,0%	(4 321)	-0,4 %	*143,6%*
Coûts liés à des restructurations	–	–	(2 620)	- 0, 3%	na
Pertes de valeur	–	–	–	–	na
Résultat opérationnel	**172 470**	**16,7%**	**179 177**	**18,5 %**	**-3,7%**
Résultat opérationnel ajusté(1)	***183 578***	***17,8%***	***181 409***	***18,7 %***	***1,2%***
– Produit de trésorerie et d'équivalents de trésorerie	2 703	0, 3%	21 425	2,2 %	na
– Coût de l'endettement financier brut	(4 399)	- 0,4%	(4 348)	- 0,4 %	na
Coût de l'endettement financier net	**(1 696)**	**-0,2%**	**17 077**	**1,8 %**	**-109,9%**
Autres produits et charges financiers	(3 468)	- 0,3%	(5 335)	- 0,5 %	na
Impôts sur le résultat	(10 593)	- 1,0%	(32 832)	- 3,4 %	-67,7%
Quote-part dans le résultat des entreprises associées		–	(10 847)	- 1,1 %	na
Résultat des activités poursuivies	**156 713**	**15,2%**	**147 240**	**15,2 %**	**6,4%**
Résultat des activités non poursuivies	453	0,0%	(172)	0,0 %	na
Résultat consolidé	**157 166**	**15,2%**	**147 068**	**15,1 %**	***6,9%***
– Dont part attribuable aux actionnaires d'Ipsen S.A.	156 584	–	146 563	–	na
– Dont part revenant aux intérêts minoritaires	582	–	505	–	na

(*) L'information présentée au 31 décembre 2008 ci-dessus est retraitée suite à l'achèvement de la comptabilisation des regroupements d'entreprises liés à l'acquisition de Vernalis Inc. et à la prise de contrôle de Tercica Inc..

(1) Le résultat opérationnel ajusté correspond au résultat retraité des impacts liés à la comptabilisation des regroupements d'entreprises liés à l'acquisition de Vernalis Inc. et à la prise de contrôle de Tercica Inc. (voir commentaire sur le résultat opérationnel).

- ### Ventes

Les *ventes consolidées* du Groupe ont atteint 1 032,8 millions d'euros en 2009, en hausse de 6,4% d'une année sur l'autre ou de 6,8% hors effet de change.

- **Autres produits de l'activité**

Les *autres produits de l'activité* se sont élevés à 79,6 millions d'euros en 2009, en hausse de 18,6% par rapport à 2008, où ils avaient atteint 67,1 millions d'euros.

Le détail de l'évolution de ce poste est le suivant :

(en milliers d'euros)	31 décembre 2009	31 décembre 2008(*)	Variation 2009/2008	
			en valeur	%
Analyse par type de produits				
– Redevances perçues	41 216	20 168	21 048	104,4%
– Produits forfaitaires liés à des accords de licence	27 906	38 911	(11 005)	-28,3%
– Autres (produits de co-promotion, refacturations)	10 454	8 011	2 443	30,5%
Total	**79 576**	**67 090**	**12 486**	**18,6%**

(*) L'information présentée au 31 décembre 2008 ci-dessus est retraitée suite à l'achèvement de la comptabilisation des regroupements d'entreprises liés à l'acquisition de Vernalis Inc. et à la prise de contrôle de Tercica Inc..

- **Les redevances perçues** se sont élevées à 41,2 millions d'euros, en hausse de 21,0 millions d'euros d'une année sur l'autre, dont 39,2 millions d'euros perçus suite à la résolution d'un litige opposant le Groupe à Bayer au titre de la licence Kogenate® pour la période du 26 mai 2008 au 30 juin 2009.

- **Les produits forfaitaires liés à des accords de licence** représentent principalement la reconnaissance, étalée prorata temporis sur la durée des contrats correspondants, des montants perçus au titre de ceux-ci. A fin Décembre 2009, ils se sont élevés à 27,9 millions d'euros et sont composés essentiellement des produits relatifs aux accords avec Medicis sur Dysport®, et avec Roche sur Taspoglutide® (analogue du GLP-1), comme en 2008. En outre, l'année 2008 comprenait la reconnaissance d'un produit non récurent de 18,8 millions d'euros dans le cadre de la cession de Ginkor Fort®.

- **Les autres revenus** se sont élevés à 10,5 millions d'euros au titre de l'exercice 2009, en augmentation de 30,5% par rapport à l'exercice précédent. Cette hausse est notamment due à l'enregistrement de revenus reçus dans le cadre d'un nouveau contrat de co-promotion.

- **Coût de revient des ventes**

En 2009, le *coût de revient des ventes* s'est élevé à 237,8 millions d'euros, représentant 23,0% du chiffre d'affaires, ou 22,8% en excluant les charges découlant en 2009 de la mise à la juste valeur des stocks dans le cadre de l'affectation des écarts d'acquisition des sociétés objet des transactions nord-américaines du Groupe, stable comparé aux 22,7% du chiffre d'affaires constatés pour l'exercice 2008, qui ne comprenaient pas de telles charges.

Cette stabilité traduit notamment les efforts de productivité réalisés par le Groupe ainsi qu'un effet mix favorable lié à la croissance des ventes de produits de médecine de spécialité, qui ont permis de compenser les évolutions défavorables des baisses de prix et effets négatifs de change ayant notamment affecté le chiffres d'affaires en 2009. En outre, le Groupe a enregistré en 2009 des provisions pour dépréciations de stocks d'un montant total supérieur à celui de 2008 en raison de risques de péremption pour l'un de ses produits.

- **Frais liés à la recherche et au développement**

Le tableau ci-dessous présente une comparaison des frais de Recherche et Développement au cours des exercices 2009 et 2008.

(en milliers d'euros)	**31 décembre 2009**	**31 décembre 2008(*)**	**Variation 2009/2008**	
			en valeur	**%**
Analyse par type de frais				
– Recherche et Développement liés aux médicaments [1]	(166 848)	(163 083)	(3 765)	2,3%
– Développement industriel [2]	(25 904)	(15 987)	(9 917)	62,0%
– Développement stratégique [3]	(4 541)	(3 773)	(768)	20,4%
Total	**(197 293)**	**(182 843)**	**(14 450)**	**7,9%**

(*) L'information présentée au 31 décembre 2008 ci-dessus est retraitée suite à l'achèvement de la comptabilisation des regroupements d'entreprises liés à l'acquisition de Vernalis Inc. et à la prise de contrôle de Tercica Inc..

(1) La recherche liée aux médicaments vise l'identification de nouvelles molécules, la détermination de leurs caractéristiques biologiques et le développement de leurs processus de fabrication à petite échelle. Le développement pharmaceutique permet d'amener des molécules actives à l'état de médicaments enregistrés, ainsi qu'améliorer les produits existants ou de rechercher de nouvelles indications thérapeutiques liées à ceux-ci. Les coûts relatifs aux brevets sont également inclus dans ce type de frais.

(2) Le développement industriel comprend les études chimiques, biotechniques et des études du processus de développement visant l'industrialisation de la production à petite échelle de molécules créées par des laboratoires de recherche.

(3) Le développement stratégique comprend les frais encourus pour rechercher des licences relatives à de nouveaux produits ou à établir de nouveaux accords de partenariats.

Les frais liés à la recherche et au développement ont atteint 197,3 millions d'euros sur l'exercice 2009, soit 19,1% du chiffre d'affaires, en hausse de 7,9% par rapport à l'année 2008 où ils avaient représenté 182,8 millions d'euros, soit 18,8% du chiffre d'affaires.

- **Les dépenses de Recherche et Développement liées aux médicaments** n'ont augmenté que de 2,3% d'une année sur l'autre du fait du transfert en développement industriel des dépenses liées à la production du principe actif du produit OBI-1. Les principaux essais cliniques conduits au cours de l'année 2009 ont porté sur les indications de Somatuline® dans les tumeurs neuroendocriniennes (NET), sur son potentiel successeur BIM-23A760, sur Dysport®, sur l'inhibiteur de sulfatase BN-83495, ainsi que sur la poursuite des essais cliniques sur Tanakan®. L'année 2009 a également été marquée par l'intégration des travaux de Recherche et Développement de Tercica Inc. dans le portefeuille du Groupe, avec notamment la co-administration d'hormone de croissance et d'Increlex®.

- **Dans le domaine du développement industriel**, l'année 2009 a été marquée par le transfert des dépenses liées à OBI-1, comme expliqué ci-dessus. L'augmentation sensible des dépenses de développement industriel d'une année sur l'autre correspond notamment à la préparation des lots nécessaires aux essais de phase III pour OBI-1 ainsi qu'à l'intégration des travaux de Tercica Inc. et au transfert de l'activité de production d'Increlex®. Les dépenses de développement industriel de l'exercice 2008 comprenaient les coûts relatifs aux inspections de la FDA dans le cadre des dossiers de demande d'autorisation de mise sur le marché de Dysport® et de Somatuline® Depot aux États-Unis.

▪ Frais commerciaux, généraux et administratifs

Le tableau ci-dessous présente une comparaison entre les frais commerciaux, généraux et administratifs au cours des exercices 2009 et 2008 :

(en milliers d'euros)	31 décembre 2009	31 décembre 2008(*)	Variation 2009/2008	
			en valeur	%
Analyse par type de frais				
Redevances payées	(41 749)	(38 339)	(3 410)	8,9%
Taxes et contributions réglementaires	(8 388)	(9 631)	1 243	– 12,9%
Autres frais commerciaux	(346 007)	(306 999)	(39 008)	12,7%
Frais commerciaux	**(396 144)**	**(354 969)**	**(41 175)**	**11,6%**
Frais généraux et administratifs	**(88 461)**	**(85 812)**	**(2 649)**	**3,1%**
Total	**(484 605)**	**(440 781)**	**(43 824)**	**9,9%**

(*) L'information présentée au 31 décembre 2008 ci-dessus est retraitée suite à l'achèvement de la comptabilisation des regroupements d'entreprises liés à l'acquisition de Vernalis Inc. et à la prise de contrôle de Tercica Inc..

Les *frais commerciaux, généraux et administratifs* se sont élevés à 484,6 millions d'euros, représentant 46,9% du chiffre d'affaires sur l'année 2009, contre 440,8 millions d'euros un an auparavant, soit 45,4% du chiffre d'affaires. Cette nette augmentation résulte principalement des efforts de lancement d'Increlex®, Somatuline®, Apokyn® et de Dysport® en Amérique du Nord.

- **Les frais commerciaux** se sont élevés à 396,1 millions d'euros, soit 38,4% du chiffre d'affaires, en augmentation de 11,6% par rapport à l'exercice 2008 où ils s'étaient élevés à 355,0 millions d'euros, soit 36,6% du chiffre d'affaires.
  - Les *redevances payées* sur le chiffre d'affaires des produits développés par des tiers et commercialisés par le Groupe pendant l'année 2009 se sont élevées à 41,7 millions d'euros, en hausse de 8,9% d'une année sur l'autre, en raison de la croissance soutenue des ventes des produits correspondants.
  - Les *taxes et contributions réglementaires* enregistrées pour l'exercice 2009 ont baissé de 12,9% d'une année sur l'autre, représentant 8,4 millions d'euros, en raison principalement de la reprise partielle en 2009 d'une provision constituée en 2008 au titre d'une taxe réglementaire en France.
  - Les *autres frais commerciaux* (frais de marketing et de force de vente du Groupe) se sont élevés à 346,0 millions d'euros au cours de l'exercice 2009, soit 33,5% du chiffre d'affaires, à comparer à 307,0 millions d'euros, soit 31,6% du chiffre d'affaires en 2008. La croissance des autres frais commerciaux résulte principalement des dépenses encourues pour les lancements d'Increlex®, de Somatuline®, d'Apokyn® et de Dysport® en Amérique du Nord. Les autres frais commerciaux hors États-Unis ont été en légère croissance de 1,6% d'une année sur l'autre, témoignant des efforts de productivité et d'allocation sélective des ressources appliquées par le Groupe.
- **Les frais généraux et administratifs** ont représenté 88,5 millions d'euros en 2009, soit 8,6% du chiffre d'affaires, contre 85,8 millions d'euros en 2008, soit 8,8% du chiffre d'affaires, soit une augmentation de 3,1% d'une année sur l'autre. Hors États-Unis, ils sont en légère baisse de (0,4%) reflétant la volonté du Groupe de contenir leur évolution.

▪ Autres produits et charges opérationnels

Les *autres produits et charges opérationnels* enregistrés par le Groupe en 2009 ont représenté une charge de 9,7 millions d'euros contre 8,3 millions d'euros pour l'année 2008. Ces charges correspondent notamment à certains coûts non récurrents liés à l'intégration des filiales nord-américaines, ainsi qu'à certains frais liés à des locaux demeurés vacants. Les autres produits et charges opérationnels en 2008 comprenaient également un produit non récurrent de 1,7 million d'euros lié à la cession d'un terrain non affecté à l'activité.

- **Amortissement des actifs incorporels**

Ce poste concerne les amortissements des immobilisations incorporelles, à l'exception de ceux relatifs aux logiciels.

En 2009, les amortissements des immobilisations incorporelles ont représenté une charge de 10,5 millions d'euros à comparer à une charge de 4,3 millions d'euros un an auparavant. L'évolution de ce poste s'explique principalement par l'amortissement de la licence reconnue dans le cadre de l'affectation des écarts d'acquisition issus des transactions nord-américaines du Groupe, représentant une charge de 8,8 millions d'euros.

- **Coûts de restructurations**

Le Groupe n'a opéré aucune restructuration sur l'année 2009 alors qu'à fin 2008, il avait procédé à une réorganisation de ses opérations nord-américaines nouvellement acquises, et avait enregistré, à ce titre, des coûts de restructuration à hauteur de 2,6 millions d'euros.

- **Pertes de valeur**

Le Groupe n'a constaté aucune perte de valeur en 2009 et en 2008.

- **Résultat opérationnel**

Du fait des éléments visés ci-dessus, le résultat opérationnel publié au titre de l'exercice 2009 s'est élevé à 172,5 millions d'euros, soit 15,5% des produits des activités ordinaires ou 16,7% du chiffre d'affaires comparé à 179,2 millions d'euros soit 17,3% des produits des activités ordinaires ou 18,5% du chiffre d'affaires pour la même période en 2008.

Hors effets découlant de l'affectation des écarts d'acquisition issus des transactions nord-américaines du Groupe (2,3 millions d'euros en 2009 et 0,2 million d'euros en 2008 découlant de la mise à la juste valeur des stocks, 8,8 millions d'euros en 2009 et 2,1 millions d'euros en 2008 d'amortissement suite à la revalorisation de la licence déjà reconnue dans les comptes de Tercica Inc.) le **résultat opérationnel ajusté** du Groupe s'est élevé en 2009 à 183,6 millions d'euros, soit 17,8% du chiffre d'affaires contre 181,4 millions d'euros, soit 18,7% du chiffre d'affaires, un an auparavant.

- **Information sectorielle : répartition géographique du résultat opérationnel**

Les informations de gestion revues par le Comité de Direction sont établies en fonction de l'organisation managériale basée sur les géographies dans lesquelles le Groupe opère. De ce fait, les secteurs opérationnels, tels que définis par la norme IFRS 8, correspondent à des regroupements pérennes des pays correspondants.

L'application de la norme IFRS 8 a conduit le Groupe à distinguer un nouveau secteur opérationnel intitulé « Amérique du Nord » à la suite de ses acquisitions nord américaines de 2008, et a donc eu peu d'effet sur les informations présentées au titre des comptes consolidés au 31 décembre 2008 et 2009.

Les secteurs opérationnels existants au 31 décembre 2009 sont les suivants :

- « Principaux pays d'Europe de l'Ouest », regroupant la France, l'Italie, l'Espagne, le Royaume-Uni et l'Allemagne ;
- « Autres pays d'Europe », regroupant l'ensemble des autres pays d'Europe de l'Ouest et les pays d'Europe de l'Est ;
- « Amérique du Nord », comprenant pour l'essentiel les États-Unis et le Canada ;
- « Reste du Monde », regroupant les autres pays non inclus dans les trois secteurs opérationnels précédents.

Le tableau ci-dessous fournit aux 31 décembre 2009 et 2008 l'analyse du chiffre d'affaires, des produits des activités ordinaires et du résultat opérationnel par secteur opérationnel :

	31 décembre 2009		31 décembre 2008		Variation 2008/2009	
	(en milliers d'euros)	% du chiffre d'affaires	(en milliers d'euros)	% du chiffre d'affaires	(en milliers d'euros)	%
Principaux pays d'Europe de l'Ouest						
Chiffre d'affaires	554 653	100,0%	559 513	100,0%	(4 860)	-0,9%
Produits des activités ordinaires	573 266	103,4%	588 002	105,1%	(14 736)	-2,5%
Résultat opérationnel	221 718	40,0%	229 449	41,0%	(7 731)	-3,4%
Autres pays d'Europe						
Chiffre d'affaires	234 280	100,0%	236 238	100,0%	(1 957)	-0,8%
Produits des activités ordinaires	236 261	100,8%	236 343	100,0%	(82)	0,0%
Résultat opérationnel	92 419	39,4%	94 453	40,0%	(2 035)	-2,2%
Amérique du nord						
Chiffre d'affaires	45 678	100,0%	11 220	100,0%	34 458	307,1%
Produits des activités ordinaires	56 974	124,7%	14 224	126,8%	42 750	300,5%
Résultat opérationnel	(18 953)	-41,5%	(21 566)	-192,2%	2 613	-12,1%
Reste du monde						
Chiffre d'affaires	198 196	100,0%	164 052	100,0%	34 144	20,8%
Produits des activités ordinaires	198 718	100,3%	164 052	100,0%	34 667	21,1%
Résultat opérationnel	72 637	36,6%	56 672	34,5%	15 966	28,2%
Total alloué						
Chiffre d'affaires	1 032 807	100,0%	971 022	100,0%	61 785	6,4%
Produits des activités ordinaires	1 065 219	103,1%	1 002 620	103,3%	62 599	6,2%
Résultat opérationnel	367 821	35,6%	359 008	37,0%	8 813	2,5%
Total non alloué						
Produits des activités ordinaires	47 164	4,2%	35 492	3,4%	11 672	32,9%
Résultat opérationnel	(195 351)	-113,3%	(179 831)	-100,4%	(15 520)	8,6%
Total Ipsen						
Chiffre d'affaires	1 032 807	100,0%	971 022	100,0%	61 785	6,4%
Produits des activités ordinaires	1 112 383	107,7%	1 038 112	106,9%	74 271	7,2%
Résultat opérationnel	172 470	16,7%	179 177	18,5%	(6 707)	-3,7%

- **Dans les principaux pays d'Europe de l'Ouest**, le chiffre d'affaires de l'exercice 2009 s'est établi à 554,7 millions d'euros, en léger retrait de 0,9% d'une année sur l'autre. La croissance des ventes de produits de médecine de spécialité a été soutenue en Italie, en Allemagne, et au Royaume-Uni, mais compensée par le ralentissement de l'activité en France, marquée par un durcissement de l'environnement concurrentiel, notamment pour les produits de médecine générale. Les produits des activités ordinaires ont diminué de 2,5% par rapport à 2008. Cette diminution s'explique essentiellement du fait de la reconnaissance en 2008, d'un produit non récurrent de 18,8 millions d'euros lié à la cession de Ginkor Fort®. Le résultat opérationnel en 2009 s'est donc établi à 221,7 millions d'euros, en recul de 3,4% d'une année sur l'autre, représentant 40,0% des ventes, contre 41,0% un an plus tôt.
- **Dans les autres pays d'Europe** (autres pays d'Europe de l'Ouest ainsi que pays d'Europe de l'Est), le chiffre d'affaires de l'exercice 2009 a légèrement reculé de 0,8% d'une année sur l'autre, pénalisé par les conditions économiques difficiles ayant affecté l'Europe de l'Est, notamment l'Ukraine et la Roumanie. Dans le même temps, la croissance des frais commerciaux et administratifs de cette région a été ajustée en conséquence, limitant ainsi le recul d'une année sur l'autre du résultat opérationnel de l'exercice 2009 qui s'est établi à 92,4 millions d'euros en 2009, contre 94,5 millions d'euros un an plus tôt, représentant respectivement 39,4% et 40,0% des ventes.
- **En Amérique du Nord**, le chiffre d'affaires en 2009 s'est élevé à 45,7 millions d'euros contre 11,2 millions d'euros un an plus tôt, reflétant une croissance soutenue au-delà de la consolidation des acquisitions de Tercica Inc. et Vernalis Inc. effectuées dans le courant de l'année 2008. Dans le même temps, les produits des activités ordinaires ont bénéficié en 2009 des revenus liés au partenariat conclu avec Medicis pour la commercialisation de Dysport® dans les indications esthétiques. Compte tenu des efforts commerciaux liés aux lancements des quatre médicaments commercialisés par le Groupe dans la zone, le résultat opérationnel de l'exercice 2009 s'est établi ainsi à (19,0) millions d'euros, contre (21,6) millions d'euros sur la même période en 2008, représentant respectivement (41,5%) et (192,2%) des ventes.
- **Dans le Reste du monde**, où le Groupe commercialise la plupart de ses produits au travers de distributeurs et d'agents, à l'exception de quelques pays où il est directement présent, les ventes ont poursuivi leur croissance soutenue, pour atteindre 198,2 millions d'euros, en forte progression de 20,8% par rapport à 2008. Dans le même temps le résultat opérationnel de 2009 a progressé dans de plus fortes proportions, pour atteindre 72,6 millions d'euros, en progression de 28,2% d'une année sur l'autre, représentant respectivement 36,6% et 34,5% des ventes.
- **Le résultat opérationnel non alloué** s'est élevé pour l'année 2009 à (195,4) millions d'euros, contre (179,8) millions d'euros en 2008. Les autres produits des activités ordinaires se sont élevés à 47,2 millions d'euros, à comparer aux 35,5 millions d'euros enregistrés en 2008. Ces produits reflètent essentiellement les montants perçus en 2009 suite à la résolution d'un litige opposant le Groupe à Bayer au titre de la licence Kogenate® pour la période allant de Mai 2008 à Juin 2009. Par ailleurs en 2008, les revenus liés aux partenariats conclus avec les sociétés Galderma et Medicis n'étaient pas alloués à une région géographique, alors qu'ils le sont désormais, compte tenu des obtentions des autorisations de mise sur le marché de Azzalure® et Dysport®, enregistrés respectivement dans la région « Autre Europe » et dans la région « Amérique du Nord ».

Coût de l'endettement financier net et autres éléments financiers

Le **coût de l'endettement financier net** s'est élevé à (1,7) million d'euros en 2009 du fait de la charge d'intérêts enregistrée sur le crédit syndiqué contracté en juin 2008 et remboursé en totalité en avril 2009, compensée partiellement par les produits de placements perçus par le Groupe. En 2008, le Groupe avait perçu 10,9 millions d'euros au titre de produits de placement et enregistré un produit de 9,6 millions d'euros au titre de la reconnaissance accélérée des intérêts des obligations convertibles Tercica Inc., en raison de leur conversion anticipée.

Les **autres éléments financiers** ont représenté une charge de 3,5 millions d'euros pour l'année 2009, à comparer à une charge de 5,2 millions d'euros un an auparavant, dont 5,8 millions d'euros correspondaient à des réévaluations de juste valeur des instruments financiers mis en place dans le cadre des transactions nord-américaines du Groupe.

- **Impôts sur le résultat**

Au 31 décembre 2009, le taux effectif d'impôt s'est élevé à 6,3% du résultat avant impôts des activités poursuivies hors quote-part dans le résultat des entreprises associées, à comparer avec un taux effectif d'impôt de 17,2% au 31 décembre 2008. Le Groupe a enregistré en 2009 des crédits d'impôt ou d'autres mécanismes fiscaux favorisant les travaux de recherche en France, au Royaume Uni, en Irlande, en Espagne et aux États-Unis, en hausse par rapport à 2008. En outre, l'issue favorable des discussions avec l'administration fiscale en France à la suite d'un contrôle fiscal a permis la reprise de provisions enregistrées en 2008. Le Groupe a également reçu en 2009 un dégrèvement d'impôts en France relatif à un contentieux fiscal antérieur. L'ensemble de ces éléments favorables, ramené à un résultat taxable reflétant les pertes d'exploitation enregistrées aux États-Unis, est à l'origine de la forte baisse du taux effectif d'impôt du Groupe. Corrigé des éléments non récurrents enregistrés en 2009, le taux effectif récurrent d'impôt du Groupe a représenté 12,9% en 2009, à comparer à 18,9% en 2008.

- **Quote-part dans le résultat des entreprises associées**

Le Groupe n'a plus enregistré de quote-part dans le résultat des entreprises associées suite à la prise de contrôle en octobre 2008 de la société Tercica Inc., consolidée depuis par intégration globale dans les comptes du Groupe. Cette quote-part avait représenté une charge de 10,8 millions d'euros sur l'année 2008 correspondant aux neuf premiers mois de résultat de cette société, ses résultats du dernier trimestre ayant été consolidés par intégration globale dans les comptes du Groupe.

- **Résultat des activités poursuivies**

Du fait des éléments ci-dessus, le résultat des activités poursuivies en 2009 s'est établi à 156,7 millions d'euros (soit 15,2% du chiffre d'affaires), à comparer à 147,2 millions d'euros (soit 15,2% du chiffre d'affaires) un an plus tôt.

- **Résultat des activités non poursuivies**

Le résultat des activités non poursuivies a représenté un produit de 0,5 million d'euros pour l'exercice 2009, contre (0,2) million d'euros un an auparavant.

- **Résultat consolidé**

Du fait des éléments détaillés ci-dessus, le résultat consolidé de l'exercice 2009 s'est établi à 157,2 millions d'euros (part attribuable aux actionnaires d'Ipsen S.A. : 156,6 millions d'euros) en croissance de 6,9% comparés aux 147,1 millions d'euros (part attribuable aux actionnaires d'Ipsen S.A. : 146,6 millions d'euros) enregistrés en 2008. Le résultat consolidé, exprimé en pourcentage des produits des activités ordinaires, a représenté 14,1% en 2009, comparé à 14,2% en 2008.

- **Résultat net par actions**

Au 31 décembre 2009, le résultat de base par action (part attribuable aux actionnaires d'Ipsen S.A.) s'est élevé à 1,86 euro, en hausse de 6,3% par rapport à 1,75 euro enregistré pour l'exercice 2008.

Sur une base diluée, il s'est élevé à 1,86 euro, en croissance de 6,9% comparé à 1,74 euro constaté en 2008.

- **Paiements échelonnés encaissés et non encore reconnus dans le compte de résultat du Groupe**

Au 31 décembre 2009, la somme des paiements échelonnés déjà encaissés par le Groupe et non encore reconnus en résultat est en forte croissance et atteint 230,3 millions d'euros, contre 165,7 millions d'euros à la fin de l'exercice 2008. Cette augmentation est principalement due à l'enregistrement de produits constatés d'avance liés aux alliances avec Medicis (75,0 millions de dollars US), Galderma (20,0 millions d'euros) et Menarini (20,0 millions d'euros).

Ces produits seront reconnus dans les résultats futurs du Groupe comme suit :

(en millions d'euros)	**Paiements échelonnés encaissés et non encore reconnus des périodes se terminant au :**	
	31 décembre 2009	**31 décembre 2008**
Total	**230,3***	**165,7***
Ces produits seront reconnus dans le temps comme suit :		
Sur l'année N+1	26,4	19,5
Sur les années N+2 et suivantes	203,9	146,2

* Montants convertis au taux moyen de la période, respectivement au 31 décembre 2009 et 2008

TRÉSORERIE ET CAPITAUX

Le tableau des flux de trésorerie consolidés montre que l'activité du Groupe en 2009 a permis de générer un flux de trésorerie de 257,6 millions d'euros, en forte croissance par rapport aux 203,7 millions d'euros générés au cours de l'exercice 2008. Au 31 décembre 2009, le montant de la trésorerie nette du Groupe atteint 185,6 millions d'euros, à comparer à 66,2 millions d'euros au 31 décembre 2008.

ANALYSE DU TABLEAU DES FLUX DE TRÉSORERIE

(en milliers d'euros)	**31 décembre 2009**	**31 décembre 2008**(*)
– Marge brute d'autofinancement avant variation de BFR	192 741	196 291
– (Augmentation) / Diminution du besoin en fonds de roulement lié à l'activité	64 882	7 388
• Flux net de trésorerie dégagé par l'activité	**257 623**	**203 679**
– Acquisition nette d'immobilisations corporelles et incorporelles	(63 334)	(67 937)
– incidence de variation de perimetre	-	(214 939)
– Autres flux d'investissements	(8 002)	(2 610)
• Flux net de trésorerie lié aux opérations d'investissement	**(71 336)**	**(285 486)**
• Flux net de trésorerie lié aux opérations de financement	**(214 768)**	**78 957**
• Flux net de trésorerie lié aux activités abandonnées	**(1 010)**	**732**
Variation de la trésorerie	**(29 491)**	**(2 118)**
Trésorerie à l'ouverture	**237 325**	**240 907**
Incidence des variations du cours des devises	(2 433)	(1 464)
Trésorerie à la clôture	**205 401**	**237 325**

(*) L'information présentée au 31 décembre 2008 ci-dessus est retraitée suite à l'achèvement de la comptabilisation des regroupements d'entreprises liés à l'acquisition de Vernalis Inc. et à la prise de contrôle de Tercica Inc..

▪ Flux net de trésorerie lié à l'activité

Au cours de l'exercice 2009, la marge brute d'autofinancement s'est élevée à 192,7 millions d'euros, à comparer à 196,3 millions d'euros pour la période précédente.

Le besoin en fonds de roulement lié à l'activité a diminué en 2009 de 64,9 millions d'euros, alors qu'il avait diminué de 7,4 millions d'euros au cours de la même période en 2008. Cette évolution au cours de l'exercice 2009 est liée aux éléments suivants :

- Les stocks ont diminué au cours de l'exercice 2009 de 12,2 millions d'euros comparés à une augmentation de 12,4 millions d'euros en 2008, reflétant notamment la résorption sur 2009 de certains stocks en consignation mis en place en 2008, ainsi que la consommation d'une partie des stocks constitués aux États-Unis préalablement aux acquisitions nord américaines du Groupe dans le cadre de certains transferts de production.
- Les créances clients n'ont augmenté en 2009 que de 3,5 millions d'euros du fait notamment de la réduction des délais de paiement des hôpitaux publics dans certains pays d'Europe de l'Ouest et grâce à une gestion active des délais d'encaissement, notamment sur les marchés internationaux.
- Les dettes fournisseurs ont augmenté en 2009 de 18,4 millions d'euros dans le contexte de la croissance de l'activité, à comparer à une augmentation de 1,2 million d'euros en 2008.
- Le solde des autres actifs et passifs constitue une dette en augmentation de 76,3 millions d'euros en 2009, à comparer à une dette en augmentation de 24,1 millions d'euros en 2008. En 2009, le Groupe a enregistré 95,4 millions d'euros de nouveaux produits constatés d'avance, notamment

dans le cadre de ses partenariats avec Medicis, Galderma et Menarini. Ces mouvements ont été partiellement compensés par la reconnaissance au compte de résultat de 21,4 millions d'euros de produits constatés d'avance, et dans une moindre mesure, par l'évolution d'autres créances et dettes.

- La dette d'impôt a diminué de 38,5 millions d'euros et est principalement constituée du décalage entre la constatation de la dette d'impôts et son règlement.

▪ Flux net de trésorerie lié aux investissements

Au 31 décembre 2009, le flux net de trésorerie lié aux investissements a représenté un emploi net de 71,3 millions d'euros à comparer à un emploi net de 285,5 millions d'euros en 2008. Il comprend :

- Les acquisitions d'immobilisations corporelles et incorporelles nettes de cessions, s'élevant à 63,3 millions d'euros en 2009, contre 67,9 millions d'euros en 2008.
  - Au 31 décembre 2009, les acquisitions d'immobilisations corporelles ont représenté 40,3 millions d'euros et ont principalement été constituées d'investissements nécessaires au maintien en l'état de l'outil industriel du Groupe, ainsi que d'investissements de capacité au sein notamment de la nouvelle unité de fabrication secondaire de Dysport® sur le site de Wrexham.
  - Au cours de l'exercice 2009, les acquisitions d'actifs incorporels se sont élevées à 24,7 millions d'euros, principalement liés aux activités de partenariat du Groupe, ainsi que des investissements de renouvellement de certains systèmes d'information.
  - Au 31 décembre 2009, le produit des cessions d'actifs corporels et incorporels s'est élevé à 1,7 million d'euros.
- Un emploi net de 9,2 millions d'euros sur immobilisations financières, lié aux premiers paiements effectués par le Groupe au titre de sa transaction avec la société Inspiration Biopharmaceuticals, Inc, ainsi qu'à la souscription par le Groupe de certains instruments financiers dans le cadre d'un de ses partenariats,
- Une augmentation, au 31 décembre 2009, du besoin en fonds de roulement liée aux opérations d'investissements, représentant 4,4 millions d'euros à comparer à une diminution de 5,1 millions d'euros fin décembre 2008. En 2008, le Groupe avait enregistré une créance nette relative à la cession de Ginkor Fort©. Cette créance a fait l'objet d'un règlement en 2009.
- Les autres opérations d'investissements représentent un emploi net de 3,2 millions d'euros et comprennent principalement des versements aux actifs de régimes.

▪ Flux net de trésorerie lié aux opérations de financement

Au 31 décembre 2009, le flux net de trésorerie utilisé dans le cadre des opérations de financement représente un emploi net de 214,8 millions d'euros à comparer à une ressource nette de 79,0 millions d'euros sur la même période en 2008. Ce flux comprend essentiellement le remboursement intégral au cours de l'exercice 2009 du tirage de 150,0 millions d'euros effectué sur la ligne de crédit fin 2008, ainsi que le versement de 58,0 millions d'euros de dividendes aux actionnaires du Groupe contre 55,0 millions d'euros un an plus tôt. Le Groupe a, en outre, consacré 5,1 millions d'euros en 2009 à son programme de rachat d'actions, alors qu'il avait consacré 9,3 millions d'euros à ce programme en 2008.

▪ Flux net de trésorerie lié aux activités abandonnées

Au 31 décembre 2009, la trésorerie générée par les activités abandonnées s'élevait à (1,0) million d'euros.

ANALYSE DE LA TRÉSORERIE[1] DU GROUPE

(en milliers d'euros)	31 décembre 2009	31 décembre 2008
Disponibilités	40 256	26 839
Valeurs mobilières de placement	177 730	211 144
Dépôts à terme rémunérés	598	1 601
Trésorerie et équivalents de trésorerie	**218 584**	**239 584**
Concours bancaires courants	(13 183)	(2 259)
Trésorerie nette à la clôture	**205 401**	**237 325**
Passif non courant		
Emprunts bancaires	-	148 941
Autres passifs financiers	12 190	13 803
Passif courant		
Emprunts bancaires	4 000	4 000
Passifs financiers	4 189	4 346
Endettement	**20 379**	**171 090**
Instruments dérivés	(566)	(11)
TRÉSORERIE [1]	**185 588**	**66 246**

[1] Trésorerie Nette : Trésorerie et équivalent de trésorerie et titres de placements de trésorerie sous déduction des concours et emprunts bancaires, autres passifs financiers et après réintégration des instruments financiers.

Au 31 décembre 2009, le montant de la trésorerie nette du Groupe s'est établi à 185,6 millions d'euros, à comparer à une trésorerie nette de 66,2 millions d'euros au 31 décembre 2008.

En juin 2008, la Société Ipsen S.A. a signé avec un syndicat bancaire un emprunt d'un montant total de 300,0 millions d'euros d'une durée de 5 ans. Cette ligne de crédit multidevises nécessite la caution d'Ipsen S.A. pour une utilisation par certaines de ses filiales. Elle est destinée à financer les acquisitions du Groupe aux États-Unis ainsi que les besoins financiers généraux de son activité. Elle est utilisable, à l'initiative de l'emprunteur, sous forme de tirages à court terme pour des périodes de 1 à 12 mois afin de s'adapter au mieux à son profil de trésorerie. Le montant total des tirages doit, à tout moment, être inférieur au plafond de la ligne de crédit qui se réduit dans le temps suivant l'échéancier ci-dessous :

- 04/06/2009 262,5 millions d'euros
- 04/06/2010 225,0 millions d'euros
- 04/06/2011 187,5 millions d'euros
- 04/06/2012 150,0 millions d'euros
- 04/06/2013

Dans le cadre de cette convention, le Groupe a pris l'engagement, en plus des clauses contractuelles habituelles, de respecter au niveau de ses comptes consolidés, à la fin de chaque exercice, un niveau maximum pour le ratio Dette Nette / Fonds Propres et pour le ratio Dette Nette / Résultat Opérationnel avant Amortissement et Provisions. Les niveaux maxima de ces ratios sont les suivants, selon les conventions de crédit :

- Dette Nette / Fonds Propres : 1
- Dette Nette / Résultat Opérationnel avant Amortissements (EBITDA) : 3

En cas de défaut, le syndicat bancaire serait susceptible de demander le remboursement anticipé de cette convention de crédit.

Au 31 décembre 2009, le Groupe est en situation d'excédent de trésorerie, en conséquence les ratios Dette Nette sur Fonds Propres et Dette Nette sur EBITDA n'ont pas de signification et aucun tirage n'est effectué sur cette ligne de crédit.

IPSEN
Innovation for patient care

Press release

Ipsen's fourth quarter and full year 2009 sales

- **+7.6% drug sales growth at constant currency, in line with objectives**
- **Strong and continued specialty care dynamics: +13.9% at constant currency**
- **Sustained growth in international markets: +12.1% at constant currency**
- **Acceleration of specialty care sales growth in fourth quarter 2009, up 16.1% year-on-year**

Paris (France), 1 February 2010 - Ipsen (Euronext: IPN) reported today its sales for the fourth quarter and full year 2009.

Fourth quarter and full year 2009 unaudited IFRS consolidated sales

	Fourth Quarter			Twelve Months			
(in million Euros)	*2009*	*2008*	*% Variation*	*2009*	*2008*	*% Variation*	*% Variation at constant currency*
SALES BY REGION							
North America	12.1	7.0	*72.7%*	45.7	11.2	*307.1%*	*293.2%*
Major Western European countries	142.8	145.0	*(1.5%)*	554.7	559.5	*(0.9%)*	*0.0%*
Other European countries	58.5	51.0	*14.7%*	234.3	236.2	*(0.8%)*	*(0.7%)*
Rest of the world	41.9	33.0	27.0%	*198.2*	*164.1*	*20.8%*	*20.1%*
Group Sales	**255.3**	**235.9**	***8.2%***	**1,032.8**	**971.0**	***6.4%***	***6.8%***
SALES BY DISEASE AREA							
Specialty Care	157.8	135.8	*16.1%*	622.5	553.1	*12.6%*	*13.9%*
Primary care	92.0	94.7	*(2.9%)*	380.1	383.1	*(0.8%)*	*(1.4%)*
Total Drug Sales	**249.8**	**230.6**	***8.3%***	**1,002.6**	**936.2**	***7.1%***	***7.6%***
Drug-related Sales	5.5	5.4	*2.5%*	30.2	34.8	*(13.3%)*	*(14.9%)*
Group Sales	**255.3**	**235.9**	***8.2%***	**1,032.8**	**971.0**	***6.4%***	***6.8%***

Commenting on the full year 2009 sales performance, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen** said: *"We are very pleased with our performance in 2009. Despite increasing pressure in the global healthcare environment, the Group has once again demonstrated its ability to deliver on its objectives and sustain an above industry growth. We have continued to foster Ipsen's specialty care strengths throughout the year and achieved - at constant currency - an overall 13.9% sales growth for these products, reaching a very strong 16.6% outside France. This was mainly driven by the performances of two global products, Somatuline® and Dysport®, both growing at c. 18.0% worldwide."* Jean-Luc Bélingard added: *"Beyond our sales performance, we have been able in 2009 to reach all our key strategic milestones, notably with the approval and launch of Dysport® in the US, the partnership with Menarini for Adenuric® in Europe, the approval of Decapeptyl® 6-month in Europe and the phase III initiation of Somatuline in neuro-endocrine tumours in the US. Now making our vision of Ipsen as an international specialty care pharma company come true, we market three products globally and develop a very rich pipeline, further increasing our growth prospects in the years to come."*

IPSEN
Innovation for patient care

Full year 2009 sales highlight

Group drug sales excluding foreign exchange impacts grew by a strong 7.6% year-on-year.

Consolidated Group sales reached €1,032.8 million for the full year 2009, up 6.8% year-on-year excluding foreign exchange impact.

Sales generated in the **Major Western European countries** amounted to €554.7 million, down 0.9% year-on-year or flat excluding foreign exchange impacts. Sales were driven by the Group's dynamic specialty care franchises in Italy, Germany and the United Kingdom, offset by a tougher competitive environment in Primary Care in France. Sales in Major Western European countries continued to decrease in relative terms to 53.7% of total sales from 57.6% a year earlier.

Sales generated in **Other European countries** reached €234.3 million, slightly down 0.8%, weakened by tough economic conditions affecting some important economies in Eastern Europe, such as for example Ukraine and Romania. Excluding foreign exchange impacts, growth in that region has resumed from the second quarter 2009 onwards. In 2009, sales in Other European countries represented 22.7% of total consolidated Group sales, against 24.3% a year earlier.

Sales generated in **North America** reached €45.7 million, up from €11.2 million a year earlier, reflecting a sustained and dynamic growth beyond the effects of the full consolidation of the Group's US acquisitions. On a comparable basis, sales in North America have increased by more than 60.0% year-on-year to $48.5 million. This performance was driven by the continuous penetration of Increlex®, Somatuline® and to a lesser degree Apokyn® and the supply of Dysport® to Medicis for distribution in aesthetic use in the United States. Dysport® was only launched in its therapeutic indication in November 2009. Overall, this growth was achieved despite a changing environment, characterized notably by an increased pressure from payers, associated with tougher reimbursement criteria and reimbursement conversion rates as well as the economic crisis impact on the patients' purchasing power (e.g. co-pay). In 2009, sales in North America represented 4.4% of total consolidated Group sales, against 1.2% a year earlier.

Sales generated in the **Rest of the World** reached €198.2 million, up 20.8% or up 20.1% excluding foreign exchange impacts, with strong volume growth across all products, notably Decapeptyl® and Smecta® in China, Smecta® in Algeria and Dysport® in Brazil, Australia and Colombia. In 2009, sales in this region continued to grow in relative terms to 19.2% of total consolidated Group sales, from 16.9% a year earlier.

Sales of **specialty care products** reached €622.5 million, up 12.6% year-on-year or up 13.9% excluding foreign exchange impacts. This performance was fuelled by strong growth in the Group's endocrinology and neurology franchises, up 28.3% and 19.9% respectively with Somatuline® up 18.2% and Dysport® up 18.0% year-on-year, excluding foreign exchange impacts. Outside France, specialty care sales grew 16.6% excluding foreign exchange impacts. In North America, Somatuline® Depot more than doubled its sales year-on-year while Increlex® grew by more than 40.0%, on a comparable basis. Sales of specialty care now represent 60.3% of the Group's consolidated sales, against 57.0% a year earlier.

Sales of **primary care products** reached €380.1 million, down 0.8% year-on-year, or down 1.4% excluding foreign exchange impacts, representing 36.8% of the Group's consolidated sales, against 39.5% a year earlier. Outside France, primary care products grew 5.6% excluding foreign exchange impacts.

IPSEN
Innovation for patient care

About Ipsen
Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward Looking Statement

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Media

Didier Véron

Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community

David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

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Innovation for patient care

APPENDICES

Risk factors

The Group carries out business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to the Group's 2008 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible lowering of the reimbursement rate of certain of its products or to their possible withdrawal from the list of reimbursable products by public or private payers in the countries where it does business.

- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business. The Group cannot be certain that its partners will fulfil their obligations and it might be unable to obtain any benefit from those agreements. A default by any of the Group's partners could result in some of the Group's products generating lower revenues than expected. Such situations could have a negative impact on the business of the Group, its financial situation or its results.

- Actual results may depart significantly from the objectives set by the management given that a new product can appear to be promising at a development stage or after clinical trials but never be launched on the market or be launched on the market but fail to sell notably for regulatory or competitive reasons.

- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

- The Group must deal with or may have to deal with competition (i) from generic products in particular for some of the Group's products that do not benefit from any patent protection, such as Forlax® or Smecta® for example (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. To try to avoid such situations or reduce their impact, the Group could, where possible, bring legal actions against the counterfeiters in order to protect its rights. However, such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability.

- Third parties might claim the benefit of intellectual property rights in respect to the Group's inventions. The Group collaborates with various third parties (including universities and other public or private entities), and exchanges in this context information and data in various forms relating to the research, development, manufacture and marketing of its products with these third parties. Despite the precautions taken by the Group with regard to these third parties, in particular of a contractual nature, they (or certain of their members or affiliates) could claim ownership of intellectual property rights arising from the work carried out by their employees or any other intellectual property right relating to the Group's products or to compounds in developments.

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Major developments

During the fourth quarter 2009, major developments included:

- On December 17, 2009 - Ipsen announced that its partner Roche had disclosed headline results of the fourth and fifth of eight T-emerge phase III studies in patients with diabetes for taspoglutide, the first once weekly glucagon-like peptide-1 (GLP-1) analogue based on a human sequence. Taspoglutide originating from Ipsen's research is developed by Roche. T-emerge 5 (subcutaneous weekly taspoglutide versus daily insulin glargine as add-on to metformin in patients failing on metformin and sulfonylurea) and T-emerge 7 (subcutaneous weekly taspoglutide versus placebo as add-on to metformin in patients with high BMI) both met their respective primary endpoints of change in HbA1c.
- On December 14, 2009 - Ipsen announced the preliminary results of a phase I trial in metastatic breast cancer with BN83495, Ipsen's lead and first-in-class orally available irreversible steroid sulfatase (STS) inhibitor. In the course of the study, the optimal biological dose was determined as 40 mg once daily oral administration for future phase II trials in this indication.
- On December 2, 2009 - Ipsen announced that its partner Roche had disclosed the results of the second and third of eight T-emerge phase III studies in patients with diabetes for taspoglutide, the first human once weekly glucagon-like peptide-1 (GLP-1) analogue originating from Ipsen's research and developed by Roche. T-emerge 1 (subcutaneous weekly taspoglutide versus placebo in treatment-naïve patients) and T-emerge 4 (subcutaneous weekly taspoglutide versus sitagliptin versus placebo) both met their respective primary endpoints of change in HbA1c.
- On November 25, 2009 - Ipsen announced the initiation of an international, multi-center, controlled, randomized Phase II clinical trial to evaluate the safety and efficacy of BN83495, its investigational first-in-class steroid sulfatase (STS) inhibitor, in advanced endometrial cancer.
- On November 13, 2009 - Ipsen announced that the French regulatory authorities (Agence Française de Sécurité Sanitaire des Produits de Santé, AFSSAPS) had granted the marketing authorization to the 6-month sustained-release formulation of Decapeptyl® (triptorelin embonate[1] 22.5 mg) for the treatment of locally advanced and metastatic prostate cancer.

After the close of the period under review, major developments included:

- On January 21, 2010 – Ipsen and Inspiration Biopharmaceuticals, Inc. (Inspiration) announced that they had entered into a partnership to create a world leading hemophilia franchise. The partnership is designed to leverage combined expertise and resources to advance a broad portfolio of recombinant proteins, which address all major hemophilia disorders in a unique way by focusing on two significant unmet needs: wider access to treatment with coagulation factors and treatment for inhibitor complications. The two lead product candidates are scheduled to begin Phase III clinical testing in 2010 including Ipsen's recombinant porcine factor VIII, OBI-1 (for the treatment of patients with acquired hemophilia and hemophilia A who have developed an inhibitory immune reaction to human forms of factor VIII), and Inspiration's recombinant factor IX product, IB1001 (for the acute and preventative treatment of bleeding in patients with hemophilia B). Combined with Inspiration's novel proprietary technology and an early-stage pipeline of additional hemophilia factors, this broad and unique portfolio would provide greater access to care and fulfil unmet needs for patients suffering from bleeding disorders.

Update on claims

- On January 19, 2009 the Group had disclosed that Biomeasure (Milford, MA, USA), an affiliate within the Ipsen Group, had been sued in Louisiana by Tulane University of New Orleans (United States) and a Tulane faculty member ("Tulane"), alleging breach of contract and/or inventor ship of some of the GLP-1 analogue patents that the Group licensed out to Roche in July 2006. The Group denies Tulane's allegation and vigorously contests Tulane's claim. However, should Tulane position prevail, despite Ipsen's strong arguments against their allegations, Ipsen might be led to pay royalties and/or milestones components from corresponding intellectual property revenues.

[1] triptorelin pamoate is similar to triptorelin embonate

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Innovation for patient care

Comparison of consolidated sales for the fourth quarter and full year 2009 and 2008:

Sales by geographical region

Group sales by geographical region for the fourth quarter and full year of 2009 and 2008 were as follows:

	Fourth Quarter			Twelve Months			
(in thousand Euros)	2009	2008	% Variation	2009	2008	% Variation	% Variation at constant rate
France	87,607	92,660	(5.5%)	323,284	334,106	(3.2%)	(3.2%)
Spain	14,351	13,754	4.3%	59,233	57,929	2.3%	2.3%
Italy	16,827	16,723	0.6%	72,184	69,908	3.3%	3.3%
Germany	13,230	10,953	20.8%	57,200	54,332	5.3%	5.3%
United Kingdom	10,790	10,880	(0.8%)	42,753	43,238	(1.1%)	11.1%
Major Western European countries	**142,805**	**144,970**	**(1.5%)**	**554,653**	**559,513**	**(0.9%)**	**0.0%**
Other European countries	**58,469**	**50,976**	**14.7%**	**234,280**	**236,238**	**(0.8%)**	**(0.7%)**
North America	**12,142**	**7,032**	**72.7%**	**45,678**	**11,220**	**307.1%**	**293.2%**
Asia	16,430	15,994	2.7%	103,560	84,850	22.1%	19.9%
Other countries in the rest of the world	25,420	16,965	49.8%	94,635	79,202	19.5%	20.4%
Rest of the world	**41,851**	**32,959**	**27.0%**	**198,196**	**164,052**	**20.8%**	**20.1%**
Group Sales	255,267	235,937	8.2%	1,032,807	971,022	6.4%	6.8%
of which : Drug sales	249,774	230,578	8.3%	1,002,605	936,185	7.1%	7.6%
Drug-related Sales	5,493	5,359	2.5%	30,202	34,837	(13.3%)	(14.9%)

For the fourth quarter 2009, sales generated in the **Major Western European countries** amounted to €142.8 million, down 1.5% year-on-year (fourth quarter 2008, €145.0 million). For the full year, sales generated in the Major Western European countries amounted to €554.7 million, slightly down 0.9% year-on-year (full year 2008, €559.5 million) or flat excluding foreign exchange impacts. Despite a tougher competitive environment, notably in the French Primary care landscape, sales were driven by the Group's dynamic specialty care franchises in Italy, Germany and the United Kingdom. Sales in Major Western European countries represented 53.7% of total sales compared with 57.6% a year earlier.

France – For the fourth quarter 2009, sales reached €87.6 million, down 5.5% year-on-year (fourth quarter 2008, €92.7 million). Despite good performances notably of NutropinAq®, Somatuline®, Adrovance™ and Smecta®. Full year sales in 2009 reached €323.3 million, down 3.2% year-on-year (full year 2008, €334.1 million), mainly due to a decrease in sales of Forlax® following the launch of a generic competitor in March, as well as a slowdown of sales of Decapeptyl® in an environment characterised by the launch of two 6-monhts formulations marketed by competitors. Decapeptyl®'s 6-month formulation was approved in Europe in October 2009 and will be launched in France early in 2010, hence reinforcing its competitive positioning. The weight of France in the Group's

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Innovation for patient care

consolidated sales continued to decline, representing 31.3% of total Group sales against 34.4% a year earlier.

Spain – For the fourth quarter 2009, sales reached €14.4 million, up 4.3% year-on-year (fourth quarter 2008, €13.8 million). For the full year, sales reached €59.2 million, up 2.3% year-on-year (full year 2008, €57.9 million) fuelled notably by strong sales of Somatuline®, partly offset by a slowdown of Decapeptyl® in a tougher competitive environment characterised by the launch of two 6-month formulations marketed by competitors. Decapeptyl®'s 6-month formulation will be launched in Spain in the coming months, thus reinforcing Ipsen's competitive positioning. The weight of Spain in the Group's consolidated sales was stable at 5.7% of total Group sales against 6.0% a year earlier.

Italy – For the fourth quarter 2009, sales reached €16.8 million, slightly up 0.6% year-on-year. For the full year, sales reached €72.2 million, up 3.3% year-on-year (full year 2008, €69.9 million) driven by sustained growth of NutropinAq® and Somatuline®, offset by slower sales of Decapeptyl® in a tough price environment. Italy represented 7.0% of total Group sales against 7.2% a year earlier.

Germany – For the fourth quarter 2009, sales reached €13.2 million, up 20.8% year-on-year (fourth quarter 2008, €11.0 million), with a double-digit growth across all products. For the full year, sales reached €57.2 million, up 5.3% year-on-year (full year 2008, €54.3 million). The strong sales of Decapeptyl®, NutropinAq®, Somatuline®, Increlex® and Dysport® were partly offset by a sharp drop in drug-related sales (active ingredients and raw materials). Germany represented 5.5% of total Group sales, flat year-on-year.

United Kingdom – For the fourth quarter 2009, sales reached €10.8 million, slightly down 0.8% year-on-year (fourth quarter 2008, €10.9 million) or up 8.7% excluding foreign exchange impacts. For the full year, sales reached €42.8 million, down 1.1% year-on-year (full year 2008, €43.2 million) or up 11.1% excluding foreign exchange impacts. The Group experienced strong volume growth in the UK of all its specialty care products, more than offset by a strong negative foreign exchange impact.

For the fourth quarter 2009, sales generated in the **Other European countries** reached €58.5 million, up 14.7% year-on-year (fourth quarter 2008, €51.0 million), mainly fuelled by a strong growth in Russia and a good performance in Belgium. For the full year 2009, sales in the region reached €234.3 million, slightly down 0.8% (full year 2008, €236.2 million), weakened by tough economic conditions affecting Eastern Europe, such as Ukraine and Romania. Excluding foreign exchange impacts, growth in the region has resumed from the second quarter 2009 onwards. In 2009, sales in Other European countries represented 22.7% of total consolidated Group sales, against 24.3% a year earlier.

For the fourth quarter 2009, sales generated in **North America** reached €12.1 million, up 72.7% year-on-year (fourth quarter 2008, €7.0 million). For the full year 2009, sales reached €45.7 million, up from €11.2 million a year earlier, reflecting a sustained and dynamic growth beyond the effects of the full consolidation of the Group's US acquisitions. On a comparable basis, sales in North America have increased by more than 60.0% year-on-year to $48.5 million. This performance was driven by the continuous penetration of Increlex®, Somatuline® and to lesser extent Apokyn® and the supply of Dysport® to Medicis for distribution in aesthetic use in the United States. Dysport® was only launched in its therapeutic indication in November 2009. Overall, this growth was achieved despite a changing environment, characterized notably by an increased pressure from payers, associated with tougher reimbursement criteria and reimbursement conversion rates as well as the economic crisis impact on the patients' purchasing power (e.g. co-pay). In 2009, sales in North America represented 4.4% of total consolidated Group sales, against 1.2% a year earlier..

For the fourth quarter 2009, sales generated in **the Rest of the World** reached €41.9 million, up 27.0% year-on-year (fourth quarter 2008, €33.0 million). For the full year 2009, sales reached €198.2 million, up 20.8% or up 20.1% excluding foreign exchange impacts with strong volume growth across all products, notably Decapeptyl® and Smecta® in China, Smecta® in Algeria and Dysport® in Brazil, Australia and Colombia. In 2009, sales in this region continued to grow in relative terms to 19.2% of total consolidated Group sales, from 16.9% a year earlier.

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Sales by therapeutic area and by product

The following table shows sales by products, grouped together by therapeutic areas for the fourth quarter and full year of 2009 and 2008:

(in thousand Euros)		Fourth Quarter 2009	Fourth Quarter 2008	Fourth Quarter % Variation	Twelve Months 2009	Twelve Months 2008	Twelve Months % Variation	Twelve Months % Variation at constant rate
Oncology		58,499	57,779	1.2%	250,511	247,789	1.1%	1.3%
of which	*Decapeptyl® (1)*	*58,499*	*57,775*	*1.3%*	*250,510*	*247,778*	*1.1%*	*1.4%*
Endocrinology		53,119	45,133	17.7%	202,569	160,458	26.2%	28.3%
of which	*Somatuline® (1)*	*36,461*	*30,686*	*18.8%*	*139,960*	*120,636*	*16.0%*	*18.2%*
	NutropinAq® (1)	*11,308*	*9,864*	*14.6%*	*40,418*	*32,485*	*24.4%*	*26.5%*
	Increlex® (1)	*5,327*	*4,071*	*30.9%*	*20,978*	*5,253*	*299.3%*	*286.0%*
Neurology		46,154	32,926	40.2%	169,463	144,841	17.0%	19.9%
of which	*Apokyn® (1)*	*1,043*	*912*	*14.5%*	*5,626*	*2,352*	*139.2%*	*126.5%*
	Dysport® (1)	*45,110*	*32,015*	*40.9%*	*163,837*	*142,489*	*15.0%*	*18.0%*
Specialty Care		**157,772**	**135,839**	**16.1%**	**622,543**	**553,087**	**12.6%**	**13.9%**
Gastroenterology		43,467	43,599	(0.3%)	183,286	182,488	0.4%	(0.8%)
of which	*Smecta®*	*24,265*	*21,671*	*12.0%*	*100,477*	*93,190*	*7.8%*	*5.2%*
	Forlax®	*10,402*	*13,944*	*(25.4%)*	*45,575*	*53,788*	*(15.3%)*	*(15.2%)*
Cognitive disorders		25,126	27,305	(8.0%)	107,989	109,233	(1.1%)	(1.1%)
of which	*Tanakan®*	*25,126*	*27,305*	*(8.0%)*	*107,989*	*109,233*	*(1.1%)*	*(1.1%)*
Cardiovascular		18,471	19,325	(4.4%)	73,121	77,273	(5.4%)	(5.4%)
of which	*Nisis® and Nisisco®*	*15,149*	*15,789*	*(4.0%)*	*55,878*	*57,700*	*(3.2%)*	*(3.2%)*
	Ginkor Fort®	*1,903*	*2,157*	*(11.8%)*	*12,035*	*14,314*	*(15.9%)*	*(15.9%)*
Other Primary Care products		4,938	4,510	9.5%	15,666	14,104	11.1%	11.1%
of which	*Adrovance™*	*3,441*	*2,806*	*22.6%*	*11,863*	*9,543*	*24.3%*	*24.3%*
Primary care		**92,002**	**94,739**	**(2.9%)**	**380,062**	**383,098**	**(0.8%)**	**(1.4%)**
Total Drug sales		**249,774**	**230,578**	**8.3%**	**1,002,605**	**936,185**	**7.1%**	**7.6%**
Drug-related sales		**5,493**	**5,359**	**2.5%**	**30,202**	**34,837**	**(13.3%)**	**(14.9%)**
Group Sales		**255,267**	**235,937**	**8.2%**	**1,032,807**	**971,022**	**6.4%**	**6.8%**

(1) Peptide- or protein-based products

For the fourth quarter 2009, sales of **specialty care products** reached €157.8 million, up 16.1% year-on-year, and for the full year 2009, sales reached €622.5 million, up 12.6% year-on-year (up 13.9% excluding foreign exchange impacts). Outside France, specialty care sales grew 16.6% excluding foreign exchange impacts. The relative weight of specialty care products in Group total sales grew sharply to 60.3%, from 57.0% a year earlier.

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- **In the oncology franchise,** sales of **Decapeptyl®** reached €58.5 million for the fourth quarter 2009, up 1.3% year-on-year. For the full year, sales of Decapeptyl® were up 1.1%, reaching €250.5 million, and up 4.1% excluding the Eastern European countries, hit by a tough economic situation at the beginning of the year. Growth was mainly fuelled by strong sales in China and Germany, offset by a tougher competitive environment in France, Spain and Belgium just ahead of the launch by the Group of its own 6-month formulation in 2010.

- **In endocrinology,** sales reached €53.1 million for the fourth quarter 2009, up 17.7% year-on-year. For the full year 2009, sales reached €202.6 million, up 26.2% or 28.3% excluding foreign exchange impacts, reflecting the good performance of all products as well as the consolidation of the Group's US acquisitions. Excluding sales in North America and foreign exchange impacts, the Group's endocrinology franchise grew by 16.1% year-on-year. For the full year, the relative weight of endocrinology sales grew to 19.6% of total Group sales, against 16.5% a year earlier.

  Somatuline® -- For the fourth quarter 2009, sales reached €36.5 million, up 18.8% year-on-year. For the full year 2009, Somatuline® sales amounted to €140.0 million, up 16.0% year-on-year, or 18.2% excluding foreign exchange impacts, fuelled by a strong volume growth in the United States, Major Western European countries and Poland. On a comparable basis, Somatuline® more than doubled its US sales year-on-year.

  NutropinAq® -- For the fourth quarter 2009, sales reached €11.3 million, up 14.6% year-on-year fuelled by strong growth in Germany and Italy. For the full year 2009, sales of NutropinAq® amounted for €40.4 million, up 24.4% year-on-year, or up 26.5% excluding foreign exchange impacts, driven by strong performances in all countries, notably France, Germany, Italy, Spain and the Nordic countries.

  Increlex® -- For the fourth quarter 2009, sales of Increlex® reached €5.3 million. For the full year 2009, sales of Increlex® reached €21.0 million, up from €5.3 million a year earlier, reflecting the full consolidation of US Increlex® sales. On a comparable basis, Increlex® US sales were up by more than 40.0% year-on-year.

- **In the neurology franchise,** sales reached €46.2 million in the fourth quarter 2009, up 40.2% year-on-year. For the full year 2009, sales in neurology amounted to €169.4 million, up 17.0% year-on-year or 19.9% excluding foreign exchange impacts.

  Dysport® -- For the fourth quarter 2009, sales reached €45.1 million, up 40.9% year-on-year (fourth quarter 2008, €32.0 million), fuelled by the supply of Dysport® to Medicis and Azzalure® to Galderma for distribution in aesthetic use in the United States and Europe respectively. Fourth quarter 2009 performance was also fuelled by strong growth in Brazil, Russia and Australia, offset by slower sales in Poland and Ukraine and a negative foreign exchange impact in the United Kingdom. For the full year, sales of Dysport® amounted to €163.8 million, up 15.0% year-on-year or up 18.0% excluding foreign exchange impacts. Outside the Eastern European countries and excluding foreign exchange impacts, in 2009 sales of Dysport® grew by 27.8% year-on-year.

  Apokyn® -- For the fourth quarter 2009, sales reached €1.0 million in the United States, up 14.5% compared with the same period in 2008. For the full year 2009, sales of Apokyn® amounted to €5.6 million.

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For the fourth quarter 2009, sales of **primary care products** reached €92.0 million, down 2.9% year-on-year. For the full year 2009, sales of primary care products reached €380.1 million, slightly down 0.8% year-on-year (down 1.4% excluding foreign exchange impacts), with notably the decrease in sales of Forlax® despite sustained sales of Smecta® and Adrovance™. Outside France, primary care products grew 5.6% excluding foreign exchange impacts. The relative weight of primary care represented 36.8% of the Group's consolidated sales, against 39.5% a year earlier.

- **In gastroenterology,** sales reached €43.5 million in the fourth quarter 2009, stable year-on-year. For the full year, sales in gastroenterology reached €183.3 million, up 0.4% year-on-year, or down 0.8% excluding foreign exchange impacts.

  Smecta® -- For the fourth quarter 2009, sales reached €24.3 million, up 12.0% year-on-year. For the full year 2009, sales of Smecta® amounted to €100.5 million, up 7.8% year-on-year, with strong performances in Algeria, China and France, offset by a slowdown in Eastern European countries. Sales of Smecta® in France reached €31.5 million, up 6.7% year-on-year, representing 31.4% of total sales of the product over the period, versus 31.7% a year ago.

  Forlax® -- For the fourth quarter 2009, sales reached €10.4 million, down 25.4% year-on-year (fourth quarter 2008, €13.9 million), mainly due to a slowdown in France following the launch of a generic competitor in March. For the full year 2009, sales of Forlax® amounted to €45.6 million, down 15.3% year-on-year. Sales in France represented 67.3% of total sales of the product over the period, dropping sharply compared with 75.6% a year ago.

- **In the cognitive disorders area,** sales of **Tanakan®** for the fourth quarter 2009 reached €25.1 million, down 8.0% year-on-year mainly due to lower sales in France and to a destocking effect in China. For the full year 2009, sales of Tanakan® amounted to €108.0 million, slightly down 1.1% year-on-year, with solid sales growth notably in Russia and Vietnam. Sales of Tanakan® in France reached €60.2 million, down 4.6% year-on-year, representing 55.8% of total Tanakan® sales in 2009 compared with 57.8% a year earlier.

- **In the cardiovascular area,** sales in France for the fourth quarter 2009 amounted to €18.5 million, down 4.4% year-on-year. For the full year 2009, sales reached €73.1 million, down 5.4% year-on-year.

  Nisis® and Nisisco® -- For the fourth quarter 2009, sales reached €15.1 million, down 4.0% year-on-year. For the full year 2009, sales reached €55.9 million, down 3.2% year-on-year. In January 2009, the Group was granted by Novartis the co-promotion of its next antihypertensive drug Exforge® in France. Corresponding Exforge® revenues are now booked in the Group's consolidated financial statements as "Other revenues".

  Ginkor Fort® -- For the fourth quarter 2009, sales amounted to €1.9 million, down 11.8% year-on-year. For the full year 2009, sales reached €12.0 million, reflecting the supply sales stocking of the product to the Group's OTC partner, GTF.

- **Other primary care products** sales primarily in France reached €4.9 million for the fourth quarter 2009, out of which **Adrovance™** sales represented €3.4 million, stable compared with €4.5 million a year earlier. For the full year 2009, other primary care products sales reached €15.7 million, with sales of Adrovance™ amounting to €11.9 million; up 24.3% year-on-year.

For the fourth quarter 2009, **drug-related sales (active ingredients and raw materials)** were up 2.5% to €5.5 million. For the full year, drug-related sales amounted to €30.2 million, down 13.3% year-on-year.

IPSEN
Innovation for patient care

DEBIOPHARM GROUP
fully funded drug development & innovation

Press release

Launch of Ipsen's Decapeptyl® 6-month formulation (LP 22.5 mg) in France for the treatment of locally advanced or metastatic hormone-dependent prostate cancer

Paris (France) and Lausanne (Switzerland), 4 February 2010 - Ipsen (Euronext: FR0010259150; IPN), an innovation-driven global specialty pharmaceutical group and Debiopharm Group (Debiopharm), a Swiss-based global biopharmaceutical group of companies with a focus on the development of prescription drugs that target unmet medical needs, announce the launch by Ipsen in France of Decapeptyl® LP 22.5 mg 6-month sustained-release formulation for the treatment of locally advanced or metastatic hormone-dependent prostate cancer. Other launches are planned shortly, notably in Germany and Portugal.

The marketing authorization (MA) to this 6-month sustained-release formulation of Decapeptyl® (triptorelin embonate[1] 22.5 mg) was granted on 10 November 2009 by the French regulatory authorities (Agence Française de Sécurité Sanitaire des Produits de Santé, AFSSAPS) for the treatment of locally advanced and metastatic hormone-dependent prostate cancer. France was the first country to approve Decapeptyl® LP 22.5 mg in the context of a Decentralized Procedure in Europe. The reimbursement rate by Social Security and price setting decision have been published in the *Journal Officiel* of 3 February 2010, i.e. less than three months after MA was granted.

Decapeptyl® LP 22.5 mg is the new sustained-release 6-month formulation of a gonatropin-releasing hormone (GnRH) agonist analogue developed by Debiopharm Group. Debiopharm has licensed the marketing rights to Ipsen for all territories where Ipsen currently commercializes triptorelin.

On 13 October 2009, Ipsen and Debiopharm Group announced the successful completion of the European decentralised registration procedure involving nine countries: Germany (reference member state), France, Austria, Finland, Norway, Belgium, Denmark, Spain and The Netherlands while for other European countries (Portugal, United Kingdom, Ireland, Italy, Romania and Lithuania), the marketing authorisation applications were filed as national line extensions to the existing Decapeptyl®'s ones.

About Decapeptyl®
Debiopharm licensed-in triptorelin from Tulane University in 1982.
Decapeptyl® is available in 1- and 3-month sustained-release formulations, as well as a daily formulation. Debiopharm developed and registered the 1- and 3-month sustained release formulations of triptorelin embonate in Europe and the U.S. The active substance in Decapeptyl® is triptorelin, a decapeptide analogue of GnRH (Gonadotropin Releasing Hormone), a hormone secreted by the hypothalamus, which initially stimulates the release of pituitary gonadotropins (hormones produced by the pituitary gland), which in turn control hormonal secretions by the testes and ovaries.

[1] triptorelin embonate (INN) = triptorelin pamoate (USAN)

The product is now marketed worldwide for the treatment of advanced prostate cancer, endometriosis, uterine fibroids, precocious puberty, and female infertility as part of in-vitro fertilisation programs.

The marketing authorisation application for the 6-month-formulation was submitted to the registration authorities of nine European countries in September 2008, in accordance with the Decentralised Procedure. It was supported by data from a phase III study on the efficacy, pharmacokinetics and safety of two consecutive injections of triptorelin 6-month-formulation in 120 patients with advanced prostate cancer. The results showed that 97.5% of patients achieved castrate levels of serum testosterone (defined as ≤ 1.735nmol/L or 50 ng/dL) 28 days after the first injection, and 93.0% of the patients maintained castrate levels of testosterone from week 8 to 48. Furthermore, at months 6 and 12, 98.3% of the patients were castrated. Overall the phase III data demonstrated that the treatment was well tolerated. The local tolerance of the product was very good with few patients (6.7%) experiencing local side effects, the majority of them being mild. These efficacy and safety results are similar to those obtained previously with repeated administrations of the 1- and 3-month-formulations of triptorelin.

Debiopharm will manufacture the 6-month formulation at Debio R.P., its FDA-inspected production facility in Switzerland.

About Ipsen
Ipsen is an innovation-driven global specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so


IPSEN
Innovation for patient care


DEBIOPHARM GROUP
fully funded drug development & innovation

required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

About Debiopharm Group

Debiopharm Group is a Swiss-based global biopharmaceutical group of companies with a focus on the development of prescription drugs that target unmet medical needs. The group in-licenses promising biological and small molecule drug candidates. It develops its products for global registration and maximum commercial potential. Once registered, the products are out-licensed to pharmaceutical partners for sales and marketing.

Debiopharm independently funds the worldwide development of all of its products while providing expertise in pre-clinical and clinical trials, manufacturing, drug delivery and formulation, and regulatory affairs.

For more information on Debiopharm Group, please visit: www.debiopharm.com

For further information:
Ipsen
Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Debiopharm
Debiopharm S.A. Contact
Maurice Wagner
Director Corporate Affairs & Communication
Tel.: +41 (0)21 321 01 11
Fax: +41 (0)21 321 01 69
mwagner@debiopharm.com

Additional Media Contacts
In London
Maitland
Brian Hudspith
Tel: +44 (0)20 7379 5151
bhudspith@maitland.co.uk

In New York
Russo Partners, LLC
Martina Schwarzkopf, Ph.D.
Account Executive
Tel: +1 212-845-4292
Fax: +1 212-845-4260
martina.schwarzkopf@russopartnersllc.com